UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM ________ TO ________




10012218

COMMISSION FILE NUMBER 333-61610

BRAINSTORM CELL THERAPEUTICS INC.
(Exact Name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-8133057 (I.R.S. Employer Identification No.)
110 East 59th Street New York, NY (Address of principal executive offices)	10022 (Zip Code)

Registrant's telephone number, including area code: 212-557-9000

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.00005 par value	**Over-the-Counter Bulletin Board**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes☐ No ☒

The approximate aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), was $2,607,465.

As of March 24, 2010, the number of shares outstanding of the registrant's common stock, $0.00005 par value per share, was 87,707,647.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement (the "Definitive Proxy Statement") to be filed with the Securities and Exchange Commission relative to the registrant's 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this annual report.

BRAINSTORM CELL THERAPEUTICS, INC.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED DECEMBER 31, 2009
TABLE OF CONTENTS

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PART I
SPECIAL NOTE

Unless otherwise specified in this annual report on Form 10-K, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains numerous statements, descriptions, forecasts and projections, regarding Brainstorm Cell Therapeutics Inc. and its potential future business operations and performance. These statements, descriptions, forecasts and projections constitute "forward-looking statements," and as such involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance and achievements to be materially different from any results, levels of activity, performance and achievements expressed or implied by any such "forward-looking statements." Some of these are described under "Risk Factors" in this annual report. In some cases you can identify such "forward-looking statements" by the use of words like "may," "will," "should," "could," "expects," "hopes," "anticipates," "believes," "intends," "plans," "estimates," "predicts," "likely," "potential," or "continue" or the negative of any of these terms or similar words. These "forward-looking statements" are based on certain assumptions that we have made as of the date hereof. To the extent these assumptions are not valid, the associated "forward-looking statements" and projections will not be correct. Although we believe that the expectations reflected in these "forward-looking statements" are reasonable, we cannot guarantee any future results, levels of activity, performance or achievements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we may not inform you if they do and we undertake no obligation to do so. We caution investors that our business and financial performance are subject to substantial risks and uncertainties. In evaluating our business, prospective investors should carefully consider the information set forth under the caption "Risk Factors" in addition to the other information set forth herein and elsewhere in our other public filings with the Securities and Exchange Commission.

Item 1. Description of Business.

Company Overview

Brainstorm Cell Therapeutics Inc. ("Brainstorm" or the "Company") is a leading company developing stem cell therapeutic products based on breakthrough technologies enabling the *in-vitro* differentiation of bone marrow stem cells to neural-like cells. We aim to become a leader in adult stem cell transplantation for neurodegenerative diseases. Our focus is on utilizing the patient's own bone marrow stem cells to generate neuron-like cells that may provide an effective treatment initially for ALS, PD and Multiple Sclerosis.

Our core technology was developed in collaboration with prominent neurologist, Prof. Eldad Melamed, the former head of Neurology of the Rabin Medical Center and member of the Scientific Committee of the Michael J. Fox Foundation for Parkinson's Research, and expert cell biologist Prof. Daniel Offen, of the Felsenstein Medical Research Center of Tel Aviv University.

The Company's team is among the first to demonstrate creation of neurotrophic-factor secreting cells (glial cells) from *in-vitro* differentiated bone marrow cells that produce neurotrophic factors ("NTF") including GDNF, BDNF, NGF and IGF-1.

The team is also among the first to have successfully demonstrated release of neurotrophic factors from *in-vitro* differentiated bone marrow cells. Moreover, in research conducted by this team, implantation of these differentiated cells into brains of animal models that had been induced to Parkinsonian behavior markedly improved their symptoms.

Our aim is to provide neural stem cell transplants that maintain, preserve and restore the damaged and remaining dopaminergic cells in the patient's brain, protecting them from further degeneration.

The Company holds exclusive worldwide rights to commercialize the technology, through a licensing agreement with Ramot, the technology transfer company of Tel Aviv University.
We are currently in the developmental stage of our technology and products and we intend to begin the process of seeking regulatory approval from regulatory agencies in the U.S and Europe.

In Israel, we have obtained Institutional Review Board (IRB) approval for a Phase I/II clinical study in ALS patients at the Hadassah Medical Center, and are currently awaiting final approval of the Israeli Ministry of Health.

In parallel, our efforts are directed at:

- Finalizing a GMP compliant production process;
- Demonstrating safety and efficacy in animals and in human ALS patients; and
- Setting up centralized facilities to provide the therapeutic products and services for transplantation in patients.

As a result of limited cash resources and the desire to take a faster path to clinical trials, in the fourth quarter of 2008 the Company determined to focus all of its efforts on ALS, and we are currently not allocating resources towards PD or other neurodegenerative diseases.

Our Approach

Our research team led by Prof. Melamed and Dr. Offen has shown that human bone marrow mesenchymal stem cells can be expanded and induced to differentiate into two types of brain cells, neurons-like and astrocyte-like, each having different therapeutic potential, as follows:

NurOwn program 1 - Dopaminergic neuron-like cells - human bone marrow derived dopamine producing neural cells for restorative treatment in PD. Human bone marrow mesenchymal stem cells were isolated and expanded. Subsequent differentiation of the cell cultures in a proprietary differentiation medium generated cells with neuronal-like morphology and showing protein markers specific to neuronal cells. Moreover, the in-vitro differentiated cells were shown to express enzymes and proteins required for dopamine metabolism, particularly the enzyme tyrosine hydroxylase. Most importantly, the cells produce and release dopamine in-vitro. Further research consisting of implanting these cells in an animal model of PD (6-OHDA induced lesions), showed the differentiated cells exhibit long-term engraftment, survival and function in vivo. Most importantly, such implantation resulted in marked attenuation of their symptoms, essentially reversing their Parkinsonian movements.

NurOwn program 2 - Neurotrophic-factors ("NTF") secreting cells - human bone marrow derived NTF secreting cells for treatment of PD, ALS and Multiple Sclerosis. In-vitro differentiation of the expanded human bone marrow derived mesenchymal stem cells in a proprietary medium leads to the generation of neurotrophic-factors secreting cells. The in-vitro differentiated cells were shown to express and secrete GDNF, as well as other NTFs, into the growth medium. GDNF is a neurotrophic-factor, previously shown to protect, preserve and even restore neuronal function, particularly dopaminergic cells in PD, but also neuron function in other neurodegenerative pathologies such as ALS and Huntington's disease. Unfortunately, therapeutic application of GDNF is hampered by its poor brain penetration and stability. Attempting to infuse the protein directly to the brain is impractical and the alternative, using GDNF gene therapy, suffers from the limitations and risks of using viral vectors. Our preliminary results show that our NTF secreting cells, when transplanted into a 6-OHDA lesion PD rat model, show significant efficacy. Within weeks of the transplantation, there was an improvement of more than 50% in the animals' characteristic disease symptoms.

We already optimized the proprietary processes for induction of differentiation of human bone marrow derived mesenchymal stem cells into differentiated cells that produce dopamine and/or NTFs for transplantation into PD and ALS patients. The optimization and process development will be conducted in Good Manufacturing Practice ("GMP"). Once the optimization of the process is completed, we intend to evaluate the safety and efficacy of our various cell transplants in animal models. Based on the results in animals, we intend to use the differentiated cell products for conducting clinical trials to assess the efficacy of the cell therapies in ALS and PD patients.

Our technology is based on the NurOwn products - an autologous cell therapeutic modality, comprising the extraction of the patient bone marrow, processed into the appropriate neuronal-like cells and re-implanted into the patient's muscles or brain. This approach is taken in order to increase patient safety and minimize any chance of immune reaction or cell rejection.

We believe that the therapeutic modality will comprise the following:

- Bone marrow aspiration from patient;
- Isolation and expansion of the mesenchymal stem cells;
- Differentiation of the expanded stem cells into neuronal-like dopamine producing cells and/or neurotrophic-factor secreting cells; and
- Autologous transplantation into the patient.

History

The Company was incorporated under the laws of the State of Washington on September 22, 2000, under the name Wizbang Technologies, Inc. and acquired the right to market and sell a digital data recorder product line in certain states in the U.S. Subsequently, the Company changed its name to Golden Hand Resources Inc. On July 8, 2004, the Company entered into the licensing agreement with Ramot to acquire certain stem cell technology and decided to discontinue all activities related to the sales of digital data recorder product. On November 22, 2004, the Company changed its name from Golden Hand Resources Inc. to Brainstorm Cell Therapeutics Inc. to better reflect its new line of business in development of novel cell therapies for neurodegenerative diseases. On October 25, 2004, the Company opened its wholly-owned subsidiary, Brainstorm Cell Therapeutics Ltd. in Israel. On December 18, 2006, the stockholders of the Company approved a proposal to change the state of incorporation of the Company from the State of Washington to the State of Delaware. The reincorporation was completed on December 21, 2006 through the merger of the Company into a newly formed, wholly-owned Delaware subsidiary of Brainstorm, also named Brainstorm Cell Therapeutics Inc.

Recent Developments

Hadassah

On February 17, 2010, a wholly owned Israeli subsidiary of the Company entered into a series of agreements with Hadasit Medical Research Services and Development Ltd., a subsidiary of the Hadassah Medical Organization ("Hadassah"). Under the agreements, Hadassah and BrainStorm personnel will conduct a clinical trial to evaluate the safety and tolerability of BrainStorm's treatment using mesenchymal bone marrow stem cells secreting neurotrophic factors (MSC-NTF) in patients with ALS, in accordance with a protocol developed jointly by BrainStorm and Hadassah. The trial is scheduled to include 26 patients.

Intellectual property generated through the study will be owned by BrainStorm. Hadassah will be entitled to use the intellectual property generated through the study for non-commercial purposes. All existing intellectual property of Brainstorm and Hadassah shall be retained by them.

Investment of $1,500,000

On February 17, 2010, the Company entered into Securities Purchase Agreements with three individual investors (collectively, the "Investors"), pursuant to which the Company agreed to issue to the Investors an aggregate of 6,000,000 shares of common stock and two-year warrants to purchase 3,000,000 shares of common stock with an exercise price of $0.50 in exchange for $1,500,000.

On March 2, 2010, the transaction involving the sale of the shares of common stock and warrants was completed, and the 6,000,000 shares of common stock and warrants or purchase 3,000,000 shares of common stock were issued in exchange for the investment of $1,500,000 in the Company.

Stem Cell Therapy

Our activities are within the stem cell therapy field. Stem cells are non-specialized cells with a potential for both self-renewal and differentiation into cell types with a specialized function, such as muscle, blood or brain cells. The cells have the ability to undergo asymmetric division such that one of the two daughter cells retains the properties of the stem cell, while the other begins to differentiate into a more specialized cell type. Stem cells are therefore central to normal human growth and development, and also are a potential source of new cells for the regeneration of diseased and damaged tissue. Stem cell therapy aims to restore diseased tissue function by the replacement and/or addition of healthy cells by stem cell transplants.

Currently, two principal platforms for cell therapy products are being explored: (i) embryonic stem cells ("ESC"), isolated from the inner mass of a few days old embryo; and (ii) adult stem cells, sourced from bone marrow, cord blood and various organs. Although ESCs are the easiest to grow and differentiate, their use in human therapy is limited by safety concerns associated with their tendency to develop Teratomas (a form of tumor) and their potential to elicit an immune reaction. In addition, ESC has generated much political and ethical debate due to their origin in early human embryos.

Cell therapy using adult stem cells does not suffer from the same concerns. Bone marrow is the tissue where differentiation of stem cells into blood cells (haematopoiesis) occurs. In addition, it harbors stem cells capable of differentiation into mesenchymal (muscle, bone, fat and other) tissues. Such mesenchymal stem cells have also been shown capable of differentiating into nerve, skin and other cells. In fact, bone marrow transplants have been safely and successfully performed for many years, primarily for treating leukemia, immune deficiency diseases, severe blood cell diseases, lymphoma and multiple myeloma. Moreover, bone marrow may be obtained through a simple procedure of aspiration, from the patient himself, enabling autologous cell therapy, thus obviating the need for donor matching, circumventing immune rejection and other immunological mismatch risks, as well as avoiding the need for immunosuppressive therapy. We believe bone marrow, in particular autologous bone marrow, capable of *in-vitro* growth and multipotential differentiation, presents a preferable source of therapeutic stem cells.

Neurodegenerative Diseases

Studies of neurodegenerative diseases suggest that symptoms that arise in afflicted individuals are secondary to defects in neuron cell function and neural circuitry and, to date, cannot be treated effectively with systemic drug delivery. Consequently, alternative approaches for treating neurodegenerative diseases have been attempted, such as transplantation of cells capable of replacing or supplementing the function of damaged neurons. For such cell replacement therapy to work, implanted cells must survive and integrate, both functionally and structurally, within the damaged tissue.

Amyotrophic Lateral Sclerosis

ALS, often referred to as "Lou Gehrig's disease," is a progressive neurodegenerative disease that affects nerve cells in the brain and the spinal cord. Motor neurons reach from the brain to the spinal cord and from the spinal cord to the muscles throughout the body. The progressive degeneration of the motor neurons in ALS eventually leads to death. As motor neurons degenerate, they can no longer send impulses to the muscle fibers that normally result in muscle movement. With voluntary muscle action progressively affected, patients in the later stages of the disease may become completely paralyzed. However, in most cases, mental faculties are not affected.

Approximately 6,000 people in the U.S. are diagnosed with ALS each year. It is estimated that as many as 30,000 Americans and 100,000 people across the western world may have the disease at any given time. Consequently, the total estimated cost of treating ALS patients is approximately $1.25 billion per year in the U.S. and $3 billion per year in the western world.

Description

Early symptoms of ALS often include increasing muscle weakness or stiffness, especially involving the arms and legs, speech, swallowing or breathing.

ALS is most often found in the 40 to 70 year age group with the same incidence as Multiple Sclerosis ("MS"). There appear to be more MS sufferers because MS patients tend to live much longer, some for 30 years or more. The life expectancy of an ALS patient averages about two to five years from the time of diagnosis. However, up to 10% of ALS patients will survive more than ten years.

Current Treatments

The physician bases medication decisions on the patient's symptoms and the stage of the disease. Some medications used for ALS patients include:

- Riluzole - the only medication approved by the FDA to slow the progress of ALS. While it does not reverse ALS, Riluzole has been shown to reduce nerve damage. Riluzole may extend the time before a patient needs a ventilator (a machine to help breathe) and may prolong the patient's life by several months;

- Baclofen or Diazepam - these medications may be used to control muscle spasms, stiffness or tightening (spasticity) that interfere with daily activities; and

- Trihexyphenidyl or Amitriptyline - these medications may help patients who have excess saliva or secretions, and emotional changes.

Other medications may be prescribed to help reduce such symptoms as fatigue, pain, sleep disturbances, constipation, and excess saliva and phlegm.

Parkinson's Disease

Background

PD is a chronic, progressive disorder, affecting certain nerve cells, which reside in the Substantia Nigra of the brain and which produce dopamine, a neurotransmitter that directs and controls movement. In PD, these dopamine-producing nerve cells break down, causing dopamine levels to drop below the threshold levels and resulting in brain signals directing movement to become abnormal. The cause of the disease is unknown.

Over four million people suffer from PD in the western world, of whom about 1.5 million are in the United States. In over 85% of cases, PD occurs in people over the age of 65. Prevalence of PD is increasing in line with the general aging of the population. We believe the markets for pharmaceutical treatments for PD have a combined value of approximately $4 billion per year. However, these costs are dwarfed when compared to the total economic burden of the disease, which has been estimated by the National Institute of Neurological Disease ("NINDS") to exceed $26 billion annually in the U.S. alone, including costs of medical treatment, caring, facilities and other services, as well as loss of productivity of both patients and caregivers.

Description

The classic symptoms of PD are shaking (tremor), stiff muscles (rigidity) and slow movement (bradykinesia). A person with fully developed PD may also have a stooped posture, a blank stare or fixed facial expression, speech problems and difficulties with balance or walking. Although highly debilitating, the disease is not life threatening and an average patient's life span is approximately 15 years.

Current Treatments

Current drug therapy for PD primarily comprises dopamine replacement, either directly (levodopa), with dopamine mimetics or by inhibition of its breakdown. Thus, the current drugs focus on treating the symptoms of the disease and do not presume to provide a cure.

Levodopa, which remains the standard and most potent PD medication available, has a propensity to cause serious motor response complications ("MRCs") with long-term use. Moreover, effective drug dosage often requires gradual increase, leading to more adverse side effects and eventual resistance to their therapeutic action. This greatly limits patient benefit. Therefore, physicians and researchers are continuously seeking levodopa-sparing strategies in patients with early-stage disease to delay the need for levodopa, as well as in patients with late stage disease who no longer respond to therapy.

Prescription drugs to treat PD currently generate sales of over $1 billion and the market is expected to grow to approximately $2.3 billion by 2010, driven by the increase in size of the elderly population and the introduction of new PD therapies that carry a higher price tag than the generic levodopa.

Another method for treating PD is Deep Brain Stimulation ("DBS"), which consists of transplanting electrodes deep into the brain to provide permanent electrical stimulation to specific areas of the brain and to cause a delay in the activity in those areas. However, DBS is problematic as it often causes uncontrollable and severe side effects such as bleeding in the brain, infection and depression. In addition, like drug therapy, DBS focuses on treating the symptoms of PD and does not provide a cure.

There is a greatly unsatisfied need for novel approaches towards management of PD. These include development of neurotrophic agents for neuroprotection and/or neurorestoration, controlling levodopa-induced adverse side effects, developing compounds targeting nondopaminergic systems (e.g., glutamate antagonists) controlling the motor dysfunction such as gait, freezing, and postural imbalance, treating and delaying the onset of disease-related dementia and providing simplified dosing regimens.

In addition to the symptomatic drug development approaches, there is an intense effort to develop cell and gene therapeutic "curative" approaches to restore the neural function in patients with PD, by (i) replacing the dysfunctional cells with dopamine producing cell transplant, or by (ii) providing growth factors and proteins, such as glial derived neurotrophic factor ("GDNF"), that can maintain or preserve the patient's remaining dopaminergic cells, protecting them from further degeneration. Preclinical evaluation of cell therapeutic approaches based on transplantation of dopaminergic neurons differentiated *in-vitro* from ESC, have been successful in ameliorating the parkinsonian behavior of animal models, as has direct gene therapy with vectors harboring the GDNF gene. However, these approaches are limited, in the first case, by the safety and ethical considerations associated with use of ESC, and, in the second case, by the safety risks inherent to gene therapy.

In fact, PD is the first neurodegenerative disease for which cell transplantation has been attempted in humans, first with adrenal medullary cells and, later, with tissue grafts from fetal brains. About 300 such fetal transplants have already been performed and some benefits have been observed, mainly in younger patients. However, this approach is not only impractical but greatly limited by the ethical issues influencing the availability of human fetuses. The above considerations have led to intensive efforts to define and develop appropriate cells from adult stem cells.

Business Strategy

Our efforts are currently focused on the development of the technology to convert the process from the lab stage to the clinical stage, with the following main objectives:

- Developing the cell differentiation process according to health regulation guidelines;
- Demonstrating safety and efficacy, first in animals and then in patients; and
- Setting up centralized facilities to provide NurOwn therapeutic products and services for transplantation in patients.

We intend to enter into strategic partnerships as we progress towards advanced clinical development and commercialization with companies responsible for advanced clinical development and commercialization. This approach is intended to generate an early inflow of up-front and milestone payments and to enhance our capacities in regulatory and clinical infrastructure while minimizing expenditure and risk.

Business Model

Our objective is to have the proprietary procedure adopted by many medical centers, throughout the U.S., Europe, Israel and East Asia for the treatment of ALS, PD, and other neurodegenerative diseases. Our intended procedure for the replacement of the degenerated neurons with healthy functional cells derived by differentiation of bone marrow, may be among the earliest successes of stem cell technologies and could be the starting point for a massive market potential in the area of autologous transplantation. A central laboratory would be responsible for processing bone marrow extracted from patients, enabling the production of the cells required for the transplantation. Transplantation would be carried out by the medical centers, with revenues shared with us on an agreed basis.

We will consider seeking cooperation with a major strategic marketing partner, having established distribution channels and the ability to gain relatively fast access to the target markets.

Our approach will be optimized by working with a major partner. We believe there is a substantial market opportunity and cooperation with strategic partners would facilitate a more rapid and broad market penetration, by leveraging the partner's market credibility and the proven ability to provide service and support across a large and geographically spread target market.

Potential strategic partners include:

- Private Medical Center Chains - interested in expanding their service offerings and being associated with an innovative technology, thereby enhancing their professional standing and revenue potential; and
- Major Pharmaceutical and/or Medical Device Companies - seeking new product opportunities and/or wishing to maintain interest in the market, which may shift away from drugs towards surgical treatment.

We cannot assure you that we will succeed in finding strategic partners that are willing to enter into collaborations for our potential products at the appropriate stage of development, on economic terms that are attractive to us or at all.

Our business model calls for significant investments in research and development. Our research and development expenditures (i) in 2009 (before Ramot reserve accrual and participation by the Israeli Office of Chief Scientist) were $1,069,000, which included $289,000 in stock-based compensation and (ii) in 2008 were $2,097,000, which included $219,000 in stock-based compensation.

Intellectual Property

We have filed the following patent applications:

WO2004/046348 METHODS, NUCLEIC ACID CONSTRUCTS AND CELLS FOR TREATING NEURODEGENERATIVE DISORDERS. National phase filings in Europe and the United States. Substantive examinations have been initiated in the U.S. and Europe. A patent was granted in Singapore.

WO2006/134602 ISOLATED CELLS AND POPULATIONS COMPRISING SAME FOR THE TREATMENT OF CNS DISEASES. National phase filings in the U.S., Australia, Europe, Israel and China. Substantive examinations have been initiated in some jurisdictions, including Israel and Europe. A patent was granted in South Africa.

A joint Brainstorm-Ramot patent application as PCT:

WO2009/144718MESENCHYMAL STEM CELLS FOR THE TREATMENT OF CNS DISEASES

The patent applications, as well as relevant know-how and research results are licensed from Ramot. We intend to work with Ramot to protect and enhance our mutual intellectual property rights by filing continuations and new patent applications on any improvements and any new discoveries arising in the course of research and development.

Research and License Agreement with Ramot

On July 8, 2004, we entered into a Research and License Agreement (the "Original Ramot Agreement") with Ramot, the technology licensing company of Tel Aviv University, which agreement was amended on March 30, 2006 by the Amended Research and License Agreement (described below). Under the terms of the Original Ramot Agreement, Ramot granted to us an exclusive license to (i) the know-how and patent applications on the above-mentioned stem cell technology developed by the team led by Prof. Melamed and Dr. Offen, and (ii) the results of further research to be performed by the same team on the development of the stem cell technology. Simultaneously with the execution of the Original Ramot Agreement, we entered into individual consulting agreements with Prof. Melamed and Dr. Offen pursuant to which all intellectual property developed by Prof. Melamed or Dr. Offen in the performance of services thereunder will be owned by Ramot and licensed to us under the Original Ramot Agreement.

Under the Original Ramot Agreement, we agreed to fund further research relating to the licensed technology in an amount of $570,000 per year for an initial period of two years, and for an additional two-year period if certain research milestones were met.

In consideration for the license, we originally agreed to pay Ramot:

- An up-front license fee payment of $100,000;
- An amount equal to 5% of all net sales of products; and
- An amount equal to 30% of all sublicense receipts.

On March 30, 2006, we entered into an Amended Research and License Agreement (the "Amended Research and License Agreement") with Ramot. Under the Amended Research and License Agreement, the funding of further research relating to the licensed technology in an amount of $570,000 per year was reduced to $380,000 per year. Moreover, under the Amended Research and License Agreement, the initial period of time that we agreed to fund the research was extended from an initial period of two (2) years to an initial period of three (3) years. The Amended Research and License Agreement also extended the additional two-year period in the Original Ramot Agreement to an additional three-year period, if certain research milestones were met. In addition, the Amended Research and License Agreement reduced (i) certain royalties payments from five percent (5%) to three percent (3%) of all net sales in cases of third party royalties and (ii) potential payments concerning sublicenses from 30% to 20-25% of sublicense receipts.

We entered into a Second Amended and Restated Research and License Agreement with Ramot on July 26, 2007. Like the Original Ramot Agreement, the amended license agreement imposed on us development and commercialization obligations, milestone and royalty payment obligations and other obligations. As of June 30, 2007, we owed Ramot an aggregate of $513,249 in overdue payments and patent fees under the Amended Research and License Agreement. On August 1, 2007, we obtained a waiver and release from Ramot pursuant to which Ramot agreed to an amended payment schedule regarding our payment obligations under the amended license agreement and waived all claims against us resulting from our previous breaches, defaults and non-payment under the Amended Research and License Agreement.

In addition, in the event that the "research period", as defined in the amended license agreement, was extended for an additional three year period in accordance with the terms of the amended license agreement, then we had to make payments to Ramot during the first year of the extended research period in an aggregate amount of $380,000.

On December 24, 2009, we entered into a Letter Agreement (the "Letter Agreement") with Ramot, pursuant to which, among other things, Ramot agreed to: (i) release the Company from it's obligation to fund three years of additional research (which would have totaled $1,140,000); (ii) accept shares of common stock of the Company in lieu of $272,000 is past-due amounts. Pursuant to the Letter Agreement, the Company agreed, among other things, to: (i) reimburse Ramot for outstanding patent-related expenses; (ii) abandon its rights in certain patents of Ramot.

Government Regulations and Supervision

Once fully developed, we intend to market our bone marrow derived differentiated neurothrophic-factor secreting cell products, NurOwn™, for autologous transplantation in patients by neurosurgeons in medical facilities in the U.S., Europe, Japan and the Pacific Rim. Accordingly, we believe our research and development activities and the manufacturing and marketing of our technology are subject to the laws and regulations of governmental authorities in the United States and other countries in which our technology and products will be marketed. Specifically, in the U.S., the FDA, among other agencies, regulates new biological product approvals ("BLA") to establish safety and efficacy, as well as appropriate production of these products. Governments in other countries have similar requirements for testing and marketing.

As we are currently in the research and development stage of our technology and NurOwn™ cell product, we have initiated the process of seeking regulatory approval from the FDA and other regulatory agencies. We have retained/recruited expert regulatory consultants and employees to assist us in our approaches to the FDA. In our efforts to obtain regulatory approval, we have had a pre Investigational New Drug ("IND") meeting with the FDA and we are planning to retain such expert regulatory consultants to assist the Company in its approach to the EMEA in order to get regulatory approval in Europe. We have also engaged a regulatory consultant to assist us with the regulatory authorities in Israel.

Regulatory Process in the United States

Regulatory approval of new biological products is a lengthy procedure leading from development of a new product through pre-clinical animal testing and clinical studies in humans. This process takes a number of years, is regulated by the FDA and requires the expenditure of significant resources. There can be no assurance that our technology will ultimately receive regulatory approval. We summarize below our understanding of the regulatory approval requirements that may be applicable to us if we pursue the process of seeking an approval from the FDA.

The Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record-keeping, approval, distribution, use, reporting, advertising and promotion of our future products. Non-compliance with applicable requirements can result in civil penalties, recall, injunction or seizure of products, refusal of the government to approve or clear product approval applications or to allow us to enter into government supply contracts, withdrawal of previously approved applications and criminal prosecution.

The FDA has developed and is continuously updating the requirements with respect to cell and gene therapy products and has issued documents concerning the regulation of cellular and tissue-based products, as new biological products. In order to file for a BLA, we will be required to develop our stem cell product in accordance with the regulatory guidelines for cell therapy and manufacture the cell products under GMP. GMP, or Good Manufacturing Practice, is a standard set of guidelines for pharmaceutical and bio-pharmaceutical production operations and facilities by the FDA and other health regulatory authorities, which apply caution in allowing any biologically active material to be administered into the human body.

Although there can be no assurance that the FDA will not choose to change its regulations, current regulation proposes that cell products which are manipulated, allogeneic, or as in our case, autologous but intended for a different purpose than the natural source cells (NurOwn are bone marrow derived and are intended for transplantation into the brain or into the muscles) must be regulated through a "tiered approach intended to regulate human cellular and tissue based products only to the extent necessary to protect public health". Thus the FDA requires: (i) preclinical laboratory and animal testing; (ii) submission of an IND exemption which must be effective prior to the initiation of human clinical studies; (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the product for its intended use; (iv) submission to the FDA of a BLA; and (v) review and approval of the BLA as well as inspections of the manufacturing facility for GMP compliance, prior to commercial marketing of the product.

Generally, in seeking an approval from the FDA for sale of a new medical product, an applicant must submit proof of safety and efficacy. Such proof entails extensive pre-clinical studies in the lab and in animals and, if approved by the agency, in humans. The testing, preparation of necessary applications and processing of those applications by the FDA is expensive and may take several years to complete. There can be no assurance that the FDA will act favorably or in a timely manner in reviewing submitted applications, and an applicant may encounter significant difficulties or costs in its efforts to obtain FDA approvals. This, in turn, could delay or preclude the applicant from marketing any products it may develop. The FDA may also require post-marketing testing and surveillance of approved products, or place other conditions on the approvals. These requirements could cause it to be more difficult or expensive to sell the products, and could therefore restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. For patented technologies, delays imposed by the governmental approval process may materially reduce the period during which an applicant will have the exclusive right to exploit such technologies.

In order to conduct clinical trials of the proposed product, the manufacturer or distributor of the product will have to file an IND submission with the FDA for its approval to commence human clinical trials. The submission must be supported by data, typically including the results of pre-clinical and laboratory testing. Following submission of the IND, the FDA has 30 days to review the application and raise safety and other clinical trial issues. If an applicant is not notified of objections within that period, clinical trials may be initiated at a specified number of investigational sites with the number of patients, as applied. Clinical trials which are to be conducted in accordance with good clinical practice ("GCP") guidelines are typically conducted in three sequential phases. Phase I represents the initial administration of the drug or biologic to a small group of humans, either healthy volunteers or patients, to test for safety and other relevant factors. Phase II involves studies in a small number of patients to explore the efficacy of the product, to ascertain dose tolerance and the optimal dose range and to gather additional data relating to safety and potential adverse affects. Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, multi-center Phase III studies are initiated to establish safety and efficacy in an expanded patient population and multiple clinical study sites. The FDA reviews both the clinical plans and the results of the trials and may request an applicant to discontinue the trials at any time if there are significant safety issues.

In addition, the manufacturer of our cell therapy product, whether it is performed in-house or by a contract manufacturer, should be registered as a biologic product manufacturer with the FDA product approval process. The FDA may inspect the production facilities on a routine basis for compliance with the GMP and GTP guidelines for cell therapy products. The regulations of the FDA require that we, and/or any contract manufacturer, design, manufacture and service products and maintain documents in the prescribed manner with respect to manufacturing, testing, distribution, storage, design control and service activities. The FDA may prohibit a company from promoting an approved product for unapproved applications and reviews product labeling for accuracy.

Competition

We face significant competition in our efforts to develop our products and services, including: (i) cell therapies competing with NurOwn™ and its applications and (ii) other treatments or procedures to cure or slow the effects of PD and other neurodegenerative diseases. There are a number of companies developing cell therapies. Among them are companies that are involved in the controversial fetal cell transplant or ESC-derived cell therapy, as well as companies developing adult stem cells. Other companies are developing traditional chemical compounds, new biological drugs, cloned human proteins and other treatments, which are likely to impact the markets, which we intend to target. We believe that as an autologous bone marrow derived product that has shown proof of concept *in-vitro* and in animal studies, NurOwn™ has a first mover advantage in the adult stem cell space and such space has competitive advantages over the fetal cell or ESC-derived cell space as it has a long safety record and does not have the same ethical limitations.

Employees

We currently have eight scientific and administrative employees, six of whom are full-time. None of our employees is represented by a labor union and we believe that we have good relations with our employees.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.brainstorm-cell.com. We make available through our website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), as soon as reasonably practicable after we electronically file those reports with, or furnish them to, the Securities and Exchange Commission. We also similarly make available, free of charge through our website, the reports filed with the SEC by our executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act. We are not including the information contained at www.stockeryale.com or at any other Internet address as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Item 1A. RISK FACTORS

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward looking statements in this report and those made from time to time by us through our senior management are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements concerning the expected future revenues, earnings or financial results or concerning project plans, performance, or development of products and services, as well as other estimates related to future operations are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectations. Forward-looking statements represent management's current expectations and are inherently uncertain. We do not undertake any obligation to update forward-looking statements. If any of the following risks actually occurs, our financial condition and operating results could be materially adversely affected.

We need to raise additional capital. If we are unable to raise additional capital on favorable terms and in a timely manner, we will not be able to execute our business plan and we could be forced to restrict or cease our operations. We will need to raise additional funds to meet our anticipated expenses so that we can execute our business plan. We expect to incur substantial and increasing net losses for the foreseeable future as we increase our spending to execute our development programs. Our auditors have expressed in their audit report that there is substantial doubt regarding our ability to continue as a going concern.

Pursuant to a subscription agreement, as amended, we have with ACCBT Corp., we expected to issue and sell additional shares and warrants to ACCBT for aggregate consideration of up to $5,000,000. As of December 31, 2009, ACCBT had invested up to $4,509,000 in the Company pursuant to the subscription agreement, as amended.

In recent months, we have entered into subscription agreements and/or securities purchase agreements with various investors and have raised an aggregate of $1,750,000. However, we will still need to secure additional funds to effect our plan of operations.

We may not be able to raise additional funds on favorable terms, or at all. If we are unable to obtain additional funds on favorable terms and in a timely fashion, we will be unable to execute our business plan and we will be forced to restrict or cease our operations.

Assuming we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges (including registrations rights) senior to those of the rights of our common stock and our stockholders will experience additional dilution.

Our business in the foreseeable future will be based on technology licensed from Ramot and if this license were to be terminated for any reason, including failure to make required payments, we would need to change our business strategy and we may be forced to cease our operations. Agreements we have with Ramot impose on us development and commercialization obligations, milestone and royalty payment obligations and other obligations. Under these agreements, we are obligated to pay certain fees to Ramot. If we fail to comply with these obligations, Ramot may have the right to terminate the license. If Ramot elects to terminate our license, we would need to change our business strategy and we may be forced to cease our operations. We currently do not owe Ramot any overdue payments.

Disruption in financial and currency markets could have a negative effect on our business. As has been widely reported, financial markets in the U.S., Europe, Asia and elsewhere have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that include severely restricted credit and declines in real estate values. While currently these conditions have not impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which can then lead to challenges in the operation of our business. These economic developments affect businesses such as ours in a number of ways, including our ability to obtain the financing that is necessary to continue operating our business. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions and the effects they will have on our business and financial condition.

Our company has a history of losses and we expect to incur losses for the foreseeable future. We had no revenues for the fiscal years ended December 31, 2009 or December 31, 2008. As a development stage company, we are in the early stages of executing our business plan. Our ability to operate successfully is materially uncertain and our operations are subject to significant risks inherent in a developing business enterprise. Most notably, we do not expect that any therapies resulting from our or our collaborators' research and development efforts will be commercially available for a significant number of years, if at all. We also do not expect to generate revenues from strategic partnerships or otherwise for at least the next 12 months, and likely longer. Furthermore, we expect to incur substantial and increasing operating losses for the next several years as we increase our spending to execute our development programs. These losses are expected to have an adverse impact on our working capital, total assets and stockholders' equity, and we may never achieve profitability.

The field of stem cell therapy is new and our development efforts may not yield an effective treatment of human diseases. Except for bone marrow transplants for neoplastic disease, the field of stem cell therapy remains largely untested in the clinical setting. Our intended cell therapeutic treatment methods for ALS and PD involve a new approach that has never been proven to work in human testing. We are still conducting experimental testing in animals for our treatment and are going to conduct clinical trials, which, together with other stem cell therapies, may ultimately prove ineffective in treatment of human diseases. If we cannot successfully implement our stem cell therapy in human testing, we would need to change our business strategy and we may be forced to cease our operations.

Our ability to commercialize the products we intend to develop will depend upon our ability to prove the efficacy and safety of these products according to government regulations. Our present and proposed activities are subject to extensive and rigorous regulation by governmental authorities in the U.S. and other countries. To clinically test, produce and market our proposed future products for human use, we must satisfy mandatory procedural and safety and efficacy requirements established by the FDA and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject to unanticipated delays. It takes years to complete the testing of a product, and failure can occur at any stage of testing. Our product candidates may not be approved. In addition, our product approvals could be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product's marketing approval.

We may not be able to obtain regulatory approval of potential products, or may experience delays in obtaining such approvals, and we may consequently never generate revenues from product sales because of any of the following risks inherent in the regulation of our business:

- We may not be successful in obtaining the approval to perform clinical studies, including the approval the Israeli Ministry of Health to conduct clinical trials on ALS patients, an investigational new drug application, or IND, with respect to a proposed product;

- Preclinical or clinical trials may not demonstrate the safety and efficacy of proposed products satisfactory to the FDA or foreign regulatory authorities; or

- Completion of clinical trials may be delayed, or costs of clinical trials may exceed anticipated amounts (for example, negative or inconclusive results from a preclinical test or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated, additional tests to be conducted or a program to be terminated, even if other studies or trials relating to the program are successful).

We may not be able to succeed in our business model of seeking to enter into collaborations at appropriate stages of development. We intend to enter into strategic partnerships as we progress towards advanced clinical development and commercialization with companies responsible for such activities. We intend to provide strategic partners with services required to process the NurOwn products for the clinical trials. It may be difficult for us to find third parties that are willing to enter into collaborations for our potential products at the appropriate stage of development, on economic terms that are attractive to us or at all. If we are not able to continue to enter into acceptable collaborations, we could fail in our strategy of generating an early inflow of up-front and milestone payments and to enhance our capacities in regulatory and clinical infrastructure while minimizing expenditure and risk and we could be required to undertake and fund further development, clinical trials, manufacturing and marketing activities solely at our own expense.

We may be dependent upon a company with which we enter into collaborations to conduct clinical trials and to commercialize our potential products. If we are ultimately successful in executing our strategy of securing collaborations with companies that would undertake advanced clinical development and commercialization of our products, we may not have day-to-day control over their activities. Any such collaborator may adhere to criteria for determining whether to proceed with a clinical development program under circumstances where we might have continued such a program. Potential collaborators may have significant discretion in determining the efforts and amount of resources that they dedicate to our collaborations or may be unwilling or unable to fulfill their obligations to us, including their development and commercialization. Potential collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or other development of our products. They may also not properly maintain or defend our intellectual property rights or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability. Potential collaboration partners may have the right to terminate the collaboration on relatively short notice and if they do so or if they fail to perform or satisfy their obligations to us, the development or commercialization of products would be delayed and our ability to realize any potential milestone payments and royalty revenue would be adversely affected.

We face significant competition in our efforts to develop cell therapies for ALS, PD and other neurodegenerative diseases. We face significant competition in our efforts to develop cell therapies and other treatment or procedures to cure or slow the effects of ALS, PD and other neurodegenerative diseases. Among our competitors are companies that are involved in the fetal cell transplant or embryonic stem cell derived cell therapy and companies developing adult stem cells. Other companies are developing traditional chemical compounds, new biological drugs, cloned human proteins and other treatments, which are likely to impact the markets that we intend to target. Many of our competitors possess longer operating histories and greater financial, managerial, scientific and technical resources than we do and some possess greater name recognition and established customer bases. Many also have significantly more experience in preclinical testing, human clinical trials, product manufacturing, the regulatory approval process and marketing and distribution than we do.

If Ramot is unable to obtain patents on the patent applications and technology exclusively licensed to us or if patents are obtained but do not provide meaningful protection, we may not be able to successfully market our proposed products. We rely upon the patent application as filed by Ramot and the license granted to us by Ramot under the Original Ramot Agreement. We agreed under the Original Ramot Agreement to seek comprehensive patent protection for all inventions licensed to us under the Original Ramot Agreement. However, we cannot be sure that any patents will be issued to Ramot as a result of its domestic or future foreign patent applications or that any issued patents will withstand challenges by others.

We also rely upon unpatented proprietary technology, know-how and trade secrets and seek to protect them through confidentiality agreements with employees, consultants and advisors. If these confidentiality agreements are breached, we may not have adequate remedies for the breach. In addition, others may independently develop or otherwise acquire substantially the same proprietary technology as our technology and trade secrets.

As a result of our reliance on consultants, we may not be able to protect the confidentiality of our technology, which, if disseminated, could negatively impact our plan of operations. We currently have relationships with two academic consultants who are not employed by us, and we may enter into additional relationships of such nature in the future. We have limited control over the activities of these consultants and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations. To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, we may expend significant resources in such disputes and we may not win those disputes.

The price of our stock is expected to be volatile. The market price of our common stock has fluctuated significantly, and is likely to continue to be highly volatile. To date, the trading volume in our stock has been relatively low and significant price fluctuations can occur as a result. An active public market for our common stock may not continue to develop or be sustained. If the low trading volumes experienced to date continue, such price fluctuations could occur in the future and the sale price of our common stock could decline significantly. Investors may therefore have difficulty selling their shares.

Your percentage ownership will be diluted by future offerings of our securities, upon the conversion of outstanding convertible promissory notes into shares of common stock and by options, warrants or shares we grant to management, employees, directors and consultants. If we issue all of the shares and warrants to ACCBT Corp. as provided for in the subscription agreement, it will have a significant dilutive effect on your percentage ownership in the Company. In addition, in order to meet our financing needs described above, we may issue additional significant amounts of our common stock and warrants to purchase shares of our common stock. The precise terms of any future financings will be determined by us and potential investors and such future financings may also significantly dilute your percentage ownership in the Company.

In November 2004 and February 2005, the Company's Board of Directors adopted and ratified the Global Plan and the U.S. Plan (the "Global Plan" and "U.S. Plan" respectively and the "Plans" together), and further approved the reservation of 9,143,462 shares of our common stock for issuance under the Plans (the "Shares"). Our shareholders approved the Plans and the issuance of the Shares in a special meeting of shareholders that was held on March 28, 2005.

On April 28, 2008, the Board approved the amendment and restatement of the Plans to increase the number of shares available for issuance under the Plans by an additional 5,000,000 shares. Our shareholders approved the amendment and restatement of the Plans on June 5, 2008. We have made and intend to make further option grants under the Plans or otherwise issue warrants or shares of our common stock to individuals under the Plans. For example, as of March 16, 2010:

- under our Global Plan we have granted and not canceled a total of 9,546,778 options with various exercise prices and expiration dates, to officers, directors, services providers, consultants and employees.

- under our U.S. Plan we have issued an additional 830,000 shares of restricted stock and options for grants to Scientific Advisory Board members, service providers, consultants and directors.

Such issuances will, if and when made (and if options or warrants are subsequently exercised), dilute your percentage ownership in the Company.

As of March 16, 2010, all of our outstanding convertible notes had been converted or repaid.

ACCBT Corp. holds equity participation rights that could affect our ability to raise funds. Pursuant to the subscription agreement with ACCBT Corp., a company under the control of Mr. Chaim Lebovits, our President, we granted ACCBT Corp. the right to acquire additional shares of our common stock whenever we issue additional shares of common stock or other securities of the Company, or options or rights to purchase shares of the Company or other securities directly or indirectly convertible into or exercisable for shares of the Company (including shares of any newly created class or series). This participation right could limit our ability to enter into equity financings and to raise funds from third parties.

You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against us and our non-U.S. resident directors and officers. Our principal operations are located through our subsidiary in Israel and our principal assets are located outside the U.S. Our President, Chief Executive Officer, Chief Financial Officer, and some of our directors are foreign citizens and do not reside in the U.S. It may be difficult for courts in the U.S. to obtain jurisdiction over our foreign assets or these persons and as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our directors or executive officers in U.S. courts. Thus, should any situation arise in the future in which you have a cause of action against these persons or entities, you are at greater risk in investing in our company rather than a domestic company because of greater potential difficulties in bringing lawsuits or, if successful, collecting judgments against these persons or entities as opposed to domestic persons or entities.

Political, economic and military instability in Israel may impede our ability to execute our plan of operations. Our principal operations and the research and development facilities of the scientific team funded by us under the Original Ramot Agreement are located in Israel. Accordingly, political, economic and military conditions in Israel may affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Since October 2000, terrorist violence in Israel increased significantly and until they were recently revived, negotiations between Israel and Palestinian representatives had effectively ceased. Ongoing or revived hostilities or other factors related to Israel could harm our operations and research and development process and could impede our ability to execute our plan of operations.

Investors may face significant restrictions on the resale of our stock due to the way in which stock trades are handled by broker-dealers. Brokers may be less willing to execute transactions in securities subject to "penny stock" rules. This may make it more difficult for investors to dispose of shares of our common stock and cause a decline in the market value of our stock. Because of large broker-dealer spreads, investors may be unable to sell the stock immediately back to the broker-dealer at the same price the broker-dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all. The market among broker-dealers may not be active. Investors in penny stocks often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make.

The trading price of our common stock entails additional regulatory requirements, which may negatively affect such trading price. Our common stock is currently listed on the OTC Bulletin Board, an over-the-counter electronic quotation service, which stock currently trades below $5.00 per share. We anticipate the trading price of our common stock will continue to be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended. These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

The address of our principal executive offices is 110 East 59 th Street, New York, NY 10022, where we have a license to use office space and receive general office services. We have paid rent in the past, but are currently not required to do so.

On December 1, 2004, our Israeli subsidiary, Brainstorm Cell Therapeutics Ltd. (the "Subsidiary") entered into a lease agreement for the lease of premises in 12 Basel Street, Petach Tikva, Israel, which include approximately 600 square meters of office and laboratory space. The original term of the lease was 36 months, with two options to extend: one for an additional 24 months (the "First Option"); and one for an additional 36 months (the "Second Option"). We are currently in the Second Option period and rent is paid on a quarterly basis in the amount of NIS 31,035 (approximately $8,200) per month.

We expanded our Petach Tikva facility in 2008 to include an animal research facility.

Item 3. LEGAL PROCEEDINGS

On April 17, 2008, Chapman, Spira & Carson, LLC ("CSC") filed a breach of contract complaint in the Supreme Court of the State of New York (the "Court") against the Company. The complaint alleges that CSC performed its obligations to the Company under a consulting agreement entered into between the parties and that the Company failed to provide CSC with the compensation outlined in the consulting agreement. The complaint seeks compensatory damages in an amount up to approximately $896,667, as well as costs and attorneys' fees. On June 5, 2008, the Company filed an answer with the Court. The Company believes CSC's claims are without merit. We intend to vigorously defend our actions. We cannot predict the scope, timing or outcome of this matter. We cannot predict what impact, if any, this matter may have on our business, financial condition, results of operations and cash flow.

From time to time, we may become involved in litigation relating to claims arising out of operations in the normal course of business, which we consider routine and incidental to our business. We currently are not a party to any legal proceedings other than as described above, the adverse outcome of which, in management's opinion, would have a material adverse effect on our business, results of operation or financial condition.

Item 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is currently traded on the OTC Bulletin Board operated by the NASD (OTC BB) under the symbol "BCLI". The following table sets forth for the periods indicated the high and low sales prices for our common stock as reported on the OTC BB.

Quarter Ended	High		Low	
December 31, 2009	**$**	**0.44**	**$**	**0.18**
September 30, 2009	$	0.49	$	0.05
June 30, 2009	**$**	**0.10**	**$**	**0.06**
March 31, 2009	$	0.22	$	0.05
December 31, 2008	**$**	**0.19**	**$**	**0.06**
September 30, 2008	$	0.32	$	0.15
June 30, 2008	**$**	**0.51**	**$**	**0.24**
March 31, 2008	$	0.73	$	0.32

We believe that a number of factors may cause the market price of our common stock to fluctuate significantly. These factors are described in Item 7 below.

Dividends

We have not paid or declared any cash or other dividends on our common stock within the last two years. Any future determination as to the payment of dividends will depend upon our results of operations, and on our capital requirements, financial condition and other factors relevant at the time.

Record Holders

As of March 16, 2010, there were approximately 84 holders of record of our common stock.

Equity Compensation Plans

Information regarding our equity compensation plans and the securities authorized under the plans is included in Item 12 below.

Recent Sales of Unregistered Securities

On October 1, 2009, the Company issued 150,000 shares of the Company's common stock to ERS Associates Ltd. for public relations and investor relations work performed by ERS Associates Ltd. for the Company.

On January 6, 2010, the Company issued 60,000 shares of the Company's common stock to Landoy Risk Management Ltd. in full satisfaction of the $15,000 owed by the Company to Landoy Risk Management Ltd. The amount payable by the Company to Landoy Risk Management Ltd. was converted into our common stock at a conversion price of $0.25.

On January 27, 2010, upon conversion of a $150,000 8% Convertible Promissory Note, dated as of March 5, 2007, issued by the Company to Eliyahu Weinstein, the Company issued 1,016,109 shares of the Company's common stock to Tayside Trading Ltd. ("Tayside"), Mr. Weinstein's assignee, upon receipt of Tayside's written notice of his election to convert all of the outstanding principal and interest amount of the note into shares of the Company's common stock. The conversion price was $0.1875.

On February 19, 2010, upon conversion of a $135,000 4% Convertible Promissory Note, dated as of December 13, 2009, issued by the Company to Thomas B. Rosedale, the Company issued 402,385 shares of the Company's common stock to Thomas B. Rosedale upon receipt of written notice of his election to convert all of the outstanding principal and interest amount of the note into shares of the Company's common stock. The conversion price was $0.338.

On January 5, 2010, the Company issued 50,000 shares of common stock to its public relations advisors for six months of services performed for the Company. The issuance of such shares was in accordance with an agreement with the public relations advisors that entitles them to a monthly grant of 8,333 shares of the Company's common stock.

The issuances of the securities described in this Item 5 were effected without registration in reliance upon Regulation D promulgated under Securities Act of 1933, as amended. No underwriters were involved with the issuance of such securities and no commissions were paid in connection with such transaction.

Item 6. SELECTED FINANCIAL DATA

Not required.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

The Company is a leading company developing stem cell therapeutic products based on breakthrough technologies enabling the *in-vitro* differentiation of bone marrow stem cells to neural-like cells. We aim to become a leader in adult stem cell transplantation for neurodegenerative diseases. Our technology is based on the use of the patient's own bone marrow stem cells to generate astrocyte-like cells secreting Neurotrophic factors that may provide an effective treatment initially for ALS, PD and Multiple Sclerosis.

Our core technology was developed in collaboration with prominent neurologist, Prof. Eldad Melamed, the former head of Neurology of the Rabin Medical Center and member of the Scientific Committee of the Michael J. Fox Foundation for Parkinson's Research, and expert cell biologist Prof. Daniel Offen, of the Felsenstein Medical Research Center of Tel Aviv University.

The Company's team is among the first to demonstrate the *in-vitro* differentiation of bone marrow cells into glial-like cells secreting neurotrophic-factor ("NTF") including GDNF, BDNF, NGF and IGF-1.

The team is also among the first to have successfully demonstrated release of neurotrophic factors from *in-vitro* differentiated bone marrow cells. Moreover, in research conducted by this team, implantation of these differentiated cells into the brains of animal models that had been induced to Parkinsonian behavior markedly improved their Parkinsonian symptoms.

Our aim is to provide neural stem cell transplants that maintain, preserve and restore the damaged and remaining dopaminergic cells in the patient's brain, protecting them from further degeneration.

The Company holds exclusive worldwide rights to commercialize the technology, through a licensing agreement with Ramot, the technology transfer company of Tel Aviv University.

On February 17, 2010, the Company entered into an agreement with Hadasit Medical Research Services and Development Ltd., a subsidiary of the Hadassah Medical Organization ("Hadassah") to conduct clinical trials to evaluate the safety and tolerability of the Company's treatment using mesenchymal bone marrow stem cells secreting neurotrophic factors in up to 26 ALS patients at the Hadassah Medical Center.
Hadassah's Institutional Review approved the commencement of such clinical trials, pending approval by the Israel's Ministry of Health Review Board.

We are going to begin the process of seeking regulatory approval from regulatory agencies in the U.S and Europe. Our efforts are directed at the development of the technology from the lab to the clinic with the following main objectives:

- Developing the cell differentiation process according to Food and Drug Administration ("FDA") and the European agency for evaluation of medical product ("EMEA") guidelines;
- Demonstrating safety and efficacy in animals and in human patients; and
- Setting up centralized facilities to provide the therapeutic products and services for transplantation in patients.

As a result of limited cash resources and the desire to take a faster path to clinical trials, in the fourth quarter of 2008 the Company determined to focus all of its efforts on ALS, and we are currently not allocating resources towards PD or other neurodegenerative diseases.

Results of Operations

The Company has been a development stage company since its inception. For the period from inception (September 22, 2000) until December 31, 2009, the Company did not earn any revenues from operations. The Company does not expect to earn revenues from operations until 2013. In addition, the Company incurred operating costs and expenses of approximately $1,750,000 during the year ending December 31, 2009, and approximately $34,939,000 for the period from inception (September 22, 2000) through December 31, 2009. Operating expenses incurred since inception were approximately $13,254,000 for general and administrative expenses and $21,685,000 for research and development costs.

Research and Development, net:

Research and development expenses, net for the year ended December 31, 2009 and 2008 were $181,000 and $1,639,000, respectively. In addition, the Company grant from The Office of the Chief Scientist decreased by $330,000 to $128,000 for the year ended December 31, 2009 from $458,000 for the year ended December 31, 2008.

The decrease in research and development expenses, net for the year ended December 31, 2009 is primarily due to: (i) the Settlement Agreement with Ramot, under which Ramot released the Company from it's obligation to fund the extended research period; the Company reversed an amount equal to $760,000 that accumulated in the past years for the extended research period; (ii) the decrease in salary expenses due to the downsizing of the employee base in connection with the Company's financial condition; and (iii) the reduction in development activities as the Company decided to delay development activities in PD and other neurodegenerative diseases and focus solely on ALS.

General and Administrative

General and administrative expenses for the years ended December 31, 2009 and 2008 were $1,569,000 and $1,629,000, respectively. General and administrative expenses for the year ended December 31, 2009 consisted of $895,000 in stock-based compensation expenses and $674,000 in salary, legal, audit, public and investor relations and other expenses. General and administrative expenses for the year ended December 31, 2008 consisted of $509,000 in stock-based compensation expenses and $1,120,000 in salary, legal, audit, public and investor relations and other expenses.

The decrease in general and administrative expenses, excluding stock-based compensation expenses, for the year ended December 31, 2009 is primarily due to a reduction in Company activities in fiscal 2009 due to the Company's financial condition.

Financial Expenses

Financial expenses decreased by $173,000 to $31,000 for the year ended December 31, 2009 from $204,000 for the year ended December 31, 2008.

The decrease in financial expenses for the year ended December 31, 2009 is primarily to a decrease in amortization of the discount on short-term convertible loans that were recognized in the first half of 2008 and the exchange differentials derived from the changes in the exchange rate between the New Israeli Shekel to U.S. dollar.

Net Loss

Net loss for the year ended December 31, 2009 was $1,781,000, as compared to a net loss of $3,472,000 for the year ended December 31, 2008. Net loss per share for the year ended December 31, 2009 was $0.03, as compared to a net loss per share of $0.07 for the year ended December 31, 2008.

The decrease in the net loss for the year ended December 31, 2009 is due to a (i) reduction in Company activities, (ii) downsizing of employees and (iii) amortization of discount on short-term convertible loans.

The weighted average number of shares of common stock used in computing basic and diluted net loss per share for the year ended December 31, 2009 was 61,151,011, compared to 49,040,500 for the year ended December 31, 2008.

The increase in the weighted average number of shares of common stock used in computing basic and diluted net loss per share for the year ended December 31, 2009 was due to (i) the issuance of shares in a private placement, (ii) the conversion of convertible loans, (iii) the exercise of warrants and (iv) the issuance of shares to service providers.

Liquidity and Capital Resources

The Company has financed its operations since inception primarily through private sales of its common stock and warrants and the issuance of convertible promissory notes. At December 31, 2009, we had $87,000 in total current assets and $2,388,000 in total current liabilities.

Net cash used in operating activities was $744,000 for the year ended December 31, 2009. Cash used for operating activities in the year ended December 31, 2009 was primarily for (i) payment of salaries and fees to our employees, consultants, subcontractors and services providers, (ii) purchase of laboratory materials and (iii) Company operations.

Net cash used in investing activities was $39,000 for the year ended December 31, 2009. Cash used for investing activities in the year ended December 31, 2009 was primarily for cancellation of restricted cash.

Net cash provided by financing activities was $704,000 for the year ended December 31, 2009 and is primarily attributable to funds received from ACCBT under the Subscription Agreement and the amendment of the Subscription Agreement.

Our material cash needs for the next 12 months include the payments due under the following:

1. An agreement with a lender under which we must pay approximately $120,000 over the next year; and
2. An agreement with Hadassah to conduct clinical trials in ALS patients, under which we must pay to Hadassah an amount of (i) up to $38,190 per patient (up to $992,880 in the aggregate) and (ii) $31,250 per month for rent and operations.

Our other material cash needs for the next 12 months will include payments of/to (i) employee salaries, (ii) lease of clean room for cell differentiation for Hadassah's clinical trials (iii) conduct clinical trials in the Hadassah Medical Center, (iv) patents, (v) construction fees for facilities to be used in our research and development and (vi) fees to our consultants and legal advisors.

On July 2, 2007, we entered into a subscription agreement with ACCBT Corp., pursuant to which we agreed to sell and issue (i) up to 27,500,000 shares of our common stock for an aggregate subscription price of up to $5.0 million, and (ii) for no additional consideration, warrants to purchase up to 30,250,000 shares of our common stock. Subject to certain closing conditions, separate closings of the purchase and sale of the shares and the warrants were scheduled to take place from August 30, 2007 through November 15, 2008.

On August 18, 2009, we entered into an amendment to the subscription agreement with ACCBT Corp. (the "Amendment"). Pursuant to the Amendment: (i) ACCBT Corp. agreed to invest the remaining amount (approximately $1,000,000) under the subscription agreement at a price per share of $0.12 (instead of a price per share of $0.1818) in monthly installments of not less than $50,000 beginning in August 2009; (ii) the exercise price of the final 10,083,334 warrants decreased from $0.36 to $0.29; (iii) the expiration date of all warrants extended from November 5, 2011 to November 5, 2013; and (iv) the purchase price per share of all 27,500,000 shares purchased pursuant to the subscription agreement decreased from $0.1818 to $0.12, which repricing applied retroactively to all shares purchased by ACCBT Corp. prior to the Amendment.

On January 25, 2010, we entered into a Subscription Agreement with Reytalon Ltd, pursuant to which the Company issued 1,250,000 shares of common stock of the Company to Reytalon Ltd at a purchase price of $0.20 per share for total gross proceeds of $250,000 paid to the Company and a warrant to purchase up to an additional 1,250,000 shares of the Company's common stock at an exercise price of $0.50 per share and which is exercisable until January 24, 2012.

On February 17, 2010, we entered into Securities Purchase Agreements with three individual investors, pursuant to which the Company agreed to issue to the Investors an aggregate of 6,000,000 shares of common stock and two-year warrants to purchase 3,000,000 shares of common stock with an exercise price of $0.50 in exchange for $1,500,000. On March 2, 2010, the transaction was completed and the Company received the $1,500,000 investment.

We will need to raise additional capital in order to meet our anticipated expenses. If we are not able to raise substantial additional capital, we may not be able to continue to function as a going concern and we may have to cease operations. Even if we obtain funding sufficient to continue functioning as a going concern, we will be required to raise a substantial amount of capital in the future in order to reach profitability and to complete the commercialization of our products. Our ability to fund these future capital requirements will depend on many factors, including the following:

- our ability to obtain funding from third parties, including any future collaborative partners;
- the scope, rate of progress and cost of our clinical trials and other research and development programs;
- the time and costs required to gain regulatory approvals;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish;
- the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;
- the effect of competition and market developments;
- Pre-clinical and clinical trial results,.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not required.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS
(Except share data)

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS
(Except share data)

INDEX



Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel
Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BRAINSTORM CELL THERAPEUTICS Inc. (A Development Stage Company)

We have audited the accompanying consolidated balance sheet of BRAINSTORM CELL THERAPEUTICS Inc. and subsidiary (a development stage company) (the "Company") as of December 31, 2009 and 2008, and the related consolidated statement of income, stockholders' deficiency, and cash flows for each of the two years in the period ended December 2009 and for the period from September 22, 2000 (date of inception) to December 31, 2009. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on the financial statements based on our audits.

The financial statements for the period from September 22, 2000 (inception) through December 31, 2007, were audited by other auditors. The consolidated financial statements for the period from September 22, 2000 (inception) through December 31, 2007 included a net loss of $32,488,000. Our opinion on the consolidated statements of operations, changes in stockholders' deficiency and cash flows for the period from September 22, 2000 (inception) through December 31, 2009, insofar as it relates to amounts for prior periods through December 31, 2007, is based solely on the report of other auditors. The other auditors report dated April 13, 2008 expressed an unqualified opinion, and included an explanatory paragraph concerning an uncertainty about the Company's ability to continue as a going concern, and regarding the status of the Company research and development license agreement with Ramot.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditor, such consolidated financial statements present fairly, in all material respects, the financial position of BRAINSTORM CELL THERAPEUTICS Inc. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 2009 and for the period from September 22, 2000 (date of inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in development of novel cell therapies for neurodegenerative diseases, particularly Parkinson's disease, based on the acquired technology and research to be conducted and funded by the Company as discussed in Note 1 to the financial statements. The Company's working capital deficiency and operating losses since inception through December 31, 2009 raise substantial doubts about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 25, 2010

Audit.Tax.Consulting.Financial Advisory.

Member of
Deloitte Touche Tohmatsu

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31	
	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	1	2
Restricted cash (Note 10b)	-	36
Accounts receivable and prepaid expenses (Note 5)	86	21
Total current assets	87	59
LONG-TERM INVESTMENTS:		
Prepaid expenses	7	11
Severance pay fund	88	62
Total long-term investments	95	73
PROPERTY AND EQUIPMENT, NET (Note 6)	575	743
Total assets	757	875
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
CURRENT LIABILITIES:		
Short term Credit from bank	46	72
Trade payables	600	744
Other accounts payable and accrued expenses (Note 7)	1,418	1,672
Short- term convertible note (Note 8 and 15g)	135	-
Short-term convertible loans (Note 9b and 15b)	189	172
Short-term loans (Note 9h)	-	199
Total current liabilities	2,388	2,859
ACCRUED SEVERANCE PAY	112	92
Total liabilities	2,500	2,951
COMMITMENTS AND CONTINGENCIES (Note 10)	-	-
STOCKHOLDERS' DEFICIENCY:		
Stock capital: (Note 11) Common stock of $ 0.00005 par value - Authorized: 800,000,000 shares at December 31, 2009 and 2008; Issued and outstanding: 76,309,152 and 55,241,418 shares at December 31, 2009 and 2008, respectively	4	3
Additional paid-in-capital	35,994	33,881
Deficit accumulated during the development stage	(37,741)	(35,960)
Total stockholders' deficiency	(1,743)	(2,076)
Total liabilities and stockholders' deficiency	757	875

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Year ended December 31,		Period from September 22, 2000 (inception date) through December 31,
	2009	2008	2009
Operating costs and expenses:			
Research and development, net (Note 12)	181	1,639	21,685
General and administrative	1,569	1,629	13,254
Total operating costs and expenses	1,750	3,268	34,939
Financial expenses, net	31	204	2,585
	1,781	3,472	37,524
Taxes on income (Note 13)	-	-	53
Loss from continuing operations	1,781	3,472	37,577
Net loss from discontinued operations	-	-	164
Net loss	1,781	3,472	37,741
Basic and diluted net loss per share from continuing operations	0.03	0.07	
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	61,151,011	49,040,500	

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Deferred stock-based compensation	Deficit accumulated during the development stage	Total stockholders' Equity (deficiency)
	Number	Amount				
Balance as of September 22, 2000 (date of inception)	-	-	-	-	-	-
Stock issued on September 22, 2000 for cash at $0.00188 per share	8,500,000	$ 1	$ 16	$ -	$ -	$ 17
Stock issued on March 31, 2001 for cash at $0.0375 per share	1,600,000	(*) -	60	-	-	60
Contribution of capital	-	-	8	-	-	8
Net loss	-	-	-	-	(17)	(17)
Balance as of March 31, 2001	10,100,000	1	84	-	(17)	68
Contribution of capital	-	-	11	-	-	11
Net loss	-	-	-	-	(26)	(26)
Balance as of March 31, 2002	10,100,000	1	95	-	(43)	53
Contribution of capital	-	-	15	-	-	15
Net loss	-	-	-	-	(47)	(47)
Balance as of March 31, 2003	10,100,000	1	110	-	(90)	21
2-for-1 stock split	10,100,000	(*) -	-	-	-	-
Stock issued on August 31, 2003 to purchase mineral option at $0.065 per share	100,000	(*) -	6	-	-	6
Cancellation of shares granted to Company's Former President	(10,062,000)	(*) -	(*) -	-	-	-
Contribution of capital	-	-	15	-	-	15
Net loss	-	-	-	-	(73)	(73)
Balance as of March 31, 2004	10,238,000	1	131	-	(163)	(31)
Stock issued on June 24, 2004 for private placement at $0.01 per share, net of $25,000 issuance expenses	8,510,000	(*) -	60	-	-	60
Contribution capital	-	-	7	-	-	7
Stock issued in 2004 for private placement at $0.75 per unit	1,894,808	(*) -	1,418	-	-	1,418
Cancellation of shares granted to service providers	(1,800,000)	(*) -		-	-	-
Deferred stock-based compensation related to options granted to employees	-	-	5,979	(5,979)	-	-
Amortization of deferred stock-based compensation related to shares and options granted to employees	-	-	-	584	-	584
Compensation related to shares and options granted to service providers	2,025,000	(*) -	17,506	-	-	17,506
Net loss	-	-	-	-	(18,840)	(18,840)
Balance as of March 31, 2005	20,867,808	$ 1	$ 25,101	$ (5,395)	$ (19,003)	$ 704

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSTORM CELL THERAPEUTICS INC. AND SUBSIDIARY

(A development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in	Deferred stock-based	Deficit accumulated during the development	Total stockholders' equity
	Number	capital	compensation	stage	(deficiency)	(deficiency)
Balance as of March 31, 2005	20,867,808	$ 1	$ 25,101	$ (5,395)	$ (19,003)	$ 704
Stock issued on May 12, 2005 for private placement at $0.8 per share	186,875	(*) -	149			149
Stock issued on July 27, 2005 for private placement at $0.6 per share	165,000	(*) -	99	-	-	99
Stock issued on September 30, 2005 for private placement at $0.8 per share	312,500	(*) -	225	-	-	225
Stock issued on December 7, 2005 for private placement at $0.8 per share	187,500	(*) -	135	-	-	135
Forfeiture of options granted to employees	-	-	(3,363)	3,363		
Deferred stock-based compensation related to shares and options granted to directors and employees	200,000	(*) -	486	(486)	-	-
Amortization of deferred stock-based compensation related to options and shares granted to employees and directors	-	-	51	1,123		1,174
Stock-based compensation related to options and shares granted to service providers	934,904	(*) -	662	-	-	662
Reclassification due to application of ASC 815-40-25 (formerly EITF 00-19)	-	-	(7,906)	-	-	(7,906)
Beneficial conversion feature related to a convertible bridge loan	-	-	164	-	-	164
Net loss	-	-	-	-	(3,317)	(3,317)
Balance as of March 31, 2006	22,854,587	1	15,803	(1,395)	(22,320)	(7,911)
Elimination of deferred stock compensation due to implementation of ASC 718-10 (formerly SFAS 123 (R))	-	-	(1,395)	1,395	-	-
Stock-based compensation related to shares and options granted to directors and employees	200,000	-	1,168	-	-	1,168
Reclassification due to application of ASC 815-40-25 (formerly EITF 00-19)	-	-	7,191	-	-	7,191
Stock-based compensation related to options and shares granted to service providers	1,147,225	(*) -	453			453
Warrants issued to convertible note holder	-	-	11	-	-	11
Warrants issued to loan holder	-	-	110		-	110
Beneficial conversion feature related to convertible bridge loans	-	-	1,086	-	-	1,086
Net loss	-	-	-	-	(3,924)	(3,924)
Balance as of December 31, 2006	24,201,812	$ 1	$ 24,427	$ -	$ (26,244)	$ (1,816)

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in Capital and subscription	Deferred stock-based	Deficit accumulated during the development	Total stockholders' equity
	Number	Amount	of shares	compensation	stage	(deficiency)
Balance as of December 31, 2006	24,201,812	$ 1	$ 24,427	$ -	$ (26,244)	$ (1,816)
Stock-based compensation related to options and shares granted to service providers	544,095	(*) -	1,446	-	-	1,446
Warrants issued to convertible note holder	-	-	109	-	-	109
Stock-based compensation related to shares and options granted to directors and employees	200,000	(*) -	1,232	-	-	1,232
Beneficial conversion feature related to convertible loans	-	-	407	-	-	407
Conversion of convertible loans	725,881	(*) -	224	-	-	224
Exercise of warrants	3,832,621	(*) -	214	-	-	214
Stock issued for private placement at $0.1818 per unit, net of finder's fee	11,500,000	1	1,999	-	-	2,000
Net loss	-	-	-	-	(6,244)	(6,244)
Balance as of December 31, 2007	41,004,409	2	30,058	-	(32,488)	(2,428)
Stock-based compensation related to options and stock granted to service providers	90,000	-	33	-	-	33
Stock-based compensation related to stock and options granted to directors and employees	-		731	-	-	731
Conversion of convertible loans	3,644,610	(*) -	1,276	-	-	1,276
Exercise of warrants	1,860,000	(*) -	-	-	-	-
Exercise of options	17,399	(*) -	3	-	-	3
Stock issued for private placement at $0.1818 per unit, net of finder's fee	8,625,000	1	1,499	-	-	1,500
Subscription of shares	-	-	281	-	-	281
Net loss	-	-	-	-	(3,472)	(3,472)
Balance as of December 31, 2008	55,241,418	$ 3	$ 33,881	$ -	$ (35,960)	$ (2,076)

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in Capital and subscription of shares	Deferred stock-based compensation	Deficit accumulated during the development stage	Total stockholders' equity (deficiency)
	Number	Amount				
Balance as of December 31, 2008	55,241,418	$ 3	$ 33,881	$ -	$ (35,960)	$ (2,076)
Stock-based compensation related to options and stock granted to service providers	5,284,284	(*)	775	-		775
Stock-based compensation related to stock and options granted to directors and employees	-	-	409	-		409
Conversion of convertible loans	2,500,000	(*)	200	-		200
Exercise of warrants	3,366,783	(*)	-	-		-
Stock issued for amendment of private placement (Note 11(b)(1)(f))	9,916,667	1	-	-		1
Subscription of shares	-	-	729	-		729
Net loss	-	-	-	-	$ (1,781)	(1,781)
Balance as of December 31, 2009	76,309,152	$ 4	$ 35,994	$ -	$ (37,741)	$ (1,743)

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Period from September 22, 2000 (inception date) through December 31,
	2009	2008	2009
Cash flows from operating activities:			
Net loss	(1,781)	(3,472)	(37,741)
Less - loss for the period from discontinued operations	-	-	164
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	168	151	536
Amortization of deferred charges	-	2	150
Severance pay, net	(6)	23	24
Accrued interest on loans	19	113	448
Amortization of discount on short-term loans	-	41	1,864
Change in fair value of options and warrants	-	-	(795)
Expenses related to shares and options granted to service providers	775	33	20,941
Amortization of deferred stock-based compensation related to option and stocks granted to employees and directors	409	731	5,298
Decrease (increase) in accounts receivable and prepaid expenses	(65)	116	(86)
Increase (decrease) in trade payables and convertible note	(9)	(94)	735
Increase in other accounts payable and accrued expenses	(254)	623	1,413
Erosion of restricted cash	-	(1)	(6)
Net cash used in continuing operating activities	(744)	(1,734)	(7,055)
Net cash used in discontinued operating activities	-	-	(23)
Total net cash used in operating activities	(744)	(1,734)	(7,078)
Cash flows from investing activities:			
Purchase of property and equipment	-	(154)	(1,080)
Restricted cash	35	-	6
Investment in lease deposit	4	(2)	(7)
Net cash used in continuing investing activities	39	(156)	(1,081)
Net cash used in discontinued investing activities	-	-	(16)
Total net cash used in investing activities	39	(156)	(1,097)
Cash flows from financing activities:			
Proceeds from issuance of Common stock and warrants, net	730	1,781	6,599
Proceeds from loans, notes and issuance of warrants, net	-	-	2,061
Credit from bank	(26)	72	46
Proceeds from exercise of warrants and options	-	3	28
Repayment of short-term loans	-	(50)	(601)
Net cash provided by continuing financing activities	704	1,806	8,133
Net cash provided by discontinued financing activities	-	-	43
Total net cash provided by financing activities	704	1,806	8,176
Increase (decrease) in cash and cash equivalents	(1)	(84)	1
Cash and cash equivalents at the beginning of the period	2	86	-
Cash and cash equivalents at end of the period	1	2	1
Non-cash financing activities:			
Conversion of convertible loans to shares	200	1,276	1,476

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands **(except share data)**

NOTE 1 - GENERAL

A. Brainstorm Cell Therapeutics Inc. (formerly: Golden Hand Resources Inc.) (the "Company") was incorporated in the State of Washington on September 22, 2000.

B. On May 21, 2004, the former major stockholders of the Company entered into a purchase agreement with a group of private investors, who purchased from the former major stockholders 6,880,000 shares of the then issued and outstanding 10,238,000 shares of Common Stock.

C. On July 8, 2004, the Company entered into a licensing agreement with Ramot of Tel Aviv University Ltd. ("Ramot"), an Israeli corporation, to acquire certain stem cell technology (see Note 3). Subsequent to this agreement, the Company decided to focus on the development of novel cell therapies for neurodegenerative diseases based on the acquired technology and research to be conducted and funded by the Company.

Following the licensing agreement dated July 8, 2004, the management of the Company decided to abandon all old activities related to the sale of the digital data recorder product. The discontinuation of this activity was accounted for under the provision of Statement of Financial Accounting Standard ASC 360-10 (formerly "SFAS" 144), "Accounting for the Impairment or Disposal of Long-Lived Assets".

D. On November 22, 2004, the Company changed its name from Golden Hand Resources Inc. to Brainstorm Cell Therapeutics Inc. to better reflect its new line of business in the development of novel cell therapies for neurodegenerative diseases. BCT owns all operational property and equipment.

E. On October 25, 2004, the Company formed a wholly-owned subsidiary in Israel, Brainstorm Cell Therapeutics Ltd. ("BCT").

F. In December 2006, the Company changed its state of incorporation from Washington to Delaware.

G. On September 17, 2006, the Company's changed the Company's fiscal year-end from March 31 to December 31.

H. Since its inception, the Company has devoted substantially most of its efforts to research and development, recruiting management and technical staff, acquiring assets and raising capital. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in Statement of Financial Accounting Standards No. 7, "Accounting and reporting by development Stage Enterprises" ASC 915-10 (formerly "SFAS No. 7").

U.S. dollars in thousands **(except share data)**

NOTE 1 - GENERAL (Cont.)

GOING CONCERN

As reflected in the accompanying financial statements, the Company's operations for the year ended on December 31, 2009, resulted in a net loss of $ 1,781 and the Company's balance sheet reflects a net stockholders' deficiency of $ 1,743, accumulated deficit of $37,741 and working capital deficiency of $2,301. These conditions raise substantial doubt about the Company's ability to continue to operate as a going concern. The Company's ability to continue operating as a "going concern" is dependent on several factors, among them is its ability to raise sufficient additional working capital. Management's plans in this regard include, among others, raising additional cash from current and potential stockholders and lenders.

Accordingly, as a result of the current economic situation and the difficulty to raise immediate fund to support all of the Company's projects, including Parkinson disease and spinal cord injury, the Company decided to reduce its activity and focus only on the effort to reach clinical trials in ALS in 2010. Recently, the Company entered into an agreement with Hadassah Medical Centre to conduct clinical trails in up to 26 ALS patients in 2010 and raised approximately [$2 million] from investors.

The Company also reduced its general and administrative expenses and ceased and delayed some development projects until it is able to obtain sufficient financing. There can be no assurance that sufficient revenues will be generated and that additional funds will be available on terms acceptable to the Company, or at all.

These financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation:

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis.

B. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Financial statement in U.S. dollars:

The functional currency of the Company is the U.S dollar ("dollar") since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Part of the transactions of the subsidiary, are recorded in new Israeli shekels ("NIS"); however, a substantial portion of the subsidiary's costs is incurred in dollars or linked to the dollar. Accordingly, management has designated the dollar as the currency of its subsidiary's primary economic environment and thus it is their functional and reporting currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with the provisions of ASC 830-10 (formerly Statement of Financial Accounting Standard 52), "Foreign Currency Translation". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

U.S. dollars in thousands **(except share data)**

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated upon consolidation.

E. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

F. Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

	%
Office furniture and equipment	7
Computer software and electronic equipment	33
Laboratory equipment	15
Leasehold improvements	Over the shorter of the lease term (including the option) or useful life

G. Impairment of long-lived assets:

The Company's and its subsidiary's long-lived assets are reviewed for impairment in accordance with ASC 360-10 (formerly Statement of Financial Accounting Standard 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2008 and 2009, no impairment losses were identified.

H. Research and development expenses, net:

Research and development expenses, are charged to the statement of operations as incurred.

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses. Such grants are included as a deduction of research and development costs since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales.

U.S. dollars in thousands **(except share data)**

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I. Severance pay:

The liability of the subsidiary for severance pay is calculated pursuant to the Severance Pay Law in Israel, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date and is presented on an undiscounted basis.

The subsidiary's employees are entitled to one month's salary for each year of employment or a portion thereof. The subsidiary's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Severance Pay Law in Israel or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expenses for the year ended December 31, 2009 were $14.

J. Accounting for stock-based compensation:

The Company applied ASC 718-10 (formerly Statement of Financial Accounting Standards 123 (Revised 2004))"Share-Based Payment,".which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the Company's stock plans based on estimated fair values. ASC 718-10 supersedes the Company's previous accounting under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin 107 ("SAB 107") relating to ASC 718-10. The Company has applied the provisions of SAB 107 in its adoption of ASC 718-10.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expense for the value of non-employee awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each award, net of estimated forfeitures.

The Company recognizes compensation expense for the value of employee awards that have graded vesting, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company estimates the fair value of restricted shares based on the market price of the shares at the grant date and estimates the fair value of stock options granted using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the period, equal to the expected option term. The expected option term was calculated for options granted to employees and directors in accordance with SAB-107 and SAB 110, using the "simplified" method. Grants to non-employees are based on the contractual term. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

U.S. dollars in thousands **(except share data)**

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K. Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares outstanding during each year, plus the dilutive potential of the Common Stock considered outstanding during the year, in accordance with ASC 260-10 (formerly Statement of Financial Accounting Standard 128), "Earnings per Share."

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share for the year ended December 31, 2009 and December 31, 2008, since all such securities have an anti-dilutive effect.

L. Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740 (formerly Statement of Financial Accounting Standard 109), "Accounting for Income Taxes." This Statement requires the use of the liability method of accounting for income taxes, whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In September 2006, the Financial Accounting Standards Board ("FASB") issued ASC 740-10 (formerly FASB interpretation ("FIN") 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109". ASC 740-10 establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the provisions of ASC 740-10 did not have an impact on the Company's consolidated financial position and results of operations.

M. Fair value of financial instruments:

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

N. Impact of recently issued accounting standards:

ASC 105-10-65-1 establishes the *Financial Accounting Standards Board Accounting Standards Codification* (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the Financial Accounting Standards Board ("FASB") to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This Codification supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

U.S. dollars in thousands **(except share data)**

NOTE 3 - RESEARCH AND LICENSE AGREEMENT

On July 8, 2004, the Company entered into a research and license agreement (the "Original Agreement") with Ramot. The license agreement grants the Company an exclusive, worldwide, royalty-bearing license to develop, use and sell certain stem cell technology. In consideration of the license, the Company was required to remit an upfront license fee payment of $100; royalties at a rate of 5% of all net sales of products and 30% of all sublicense receipts. In addition, the Company granted Ramot and certain of its designees fully vested warrants to purchase 10,606,415 shares of Common Stock at an exercise price of $0.01 per share. The Company will also fund, through Ramot, further research in consideration of $570 per year for an initial two-year period ("initial research period"). The Company will also fund for a further two-year period if certain research milestones are met additional $1,140 ("extended research period"). Ramot may terminate the agreement if the Company fails to reach certain development milestones or materially breaches the agreement.

The warrants issued pursuant to the agreement were issued to Ramot and its designees effective as of November 4, 2004. Each of the warrants is exercisable for a seven-year period beginning on November 4, 2005.

Ramot has instructed the Company that the warrants will be issued as follows: Ramot shall be issued 60% of the warrants, the two consultants, or trustees for their benefit, shall each be issued, in addition to the Consultants' warrants described in Note 4, 15% of the Ramot warrants, Mr. Yosef Levy, a member of the research team, shall be issued 8% of the Ramot warrants and Mrs. Pnina Green, a member of the research team, shall be issued 2% of the Ramot warrants.

On March 30, 2006, the Company entered into an Amended Research and License Agreement with Ramot, for the purpose of amending and restating the Original Agreement. According to the agreement, the initial period was amended to an initial research period of three years. The Amended Research and License Agreement also extends the additional two-year research period in the Original Agreement to an additional three-year research period if certain research milestones are met. The Amended Research and License Agreement retroactively amends the consideration to $380 per year, instead of $570 per year. As a consequence, an amount of $300 was charged to the statement of operations as research and development expenses in the year ended in March 31, 2006. In addition, the Amended Research and License Agreement reduces royalties that the Company may have to pay Ramot, in certain cases, from 5% to 3% of net sales and also reduces the sublicenses receipt from 30% to 20%-25% of sublicense receipts.

On July 26, 2007, the Company entered into a Second Amended and Restated Research and License Agreement with Ramot. On August 1, 2007, the Company obtained a waiver and release from Ramot pursuant to which Ramot agreed to an amended payment schedule regarding the Company's payment obligations under the Amended Research and License Agreement, dated March 30, 2006, and waived all claims against the Company resulting from the Company's previous defaults and non-payment under the Original Agreement and the Amended Research and License Agreement. The payments described in the waiver and release covered all payment obligations that were past due and not yet due pursuant to the Original Agreement. The waiver and release amended and restated the remaining unpaid balance of $640 of the original payment schedule for the initial research period under the Original Agreement as follows:

Payment date	Amount
September 5, 2007	100
November 20, 2007	150
February 20, 2008	150
May 20, 2008	150
August 4, 2008	90

U.S. dollars in thousands **(except share data)**

NOTE 3 - RESEARCH AND LICENSE AGREEMENT (Cont.)

As of December 24, 2009, the Company paid to Ramot the first three payments out of the remaining balance total of $400 but has not made the last two payments total of $240 and for the extended research period.

On December 24, 2009, the Company and Ramot entered into a settlement agreement which also amended the Research and License Agreement in July 8, 2004 and the first and second amendments to the agreement pursuant to which, among others, the following matters were agreed upon:

a) Ramot released the Company from its obligation to fund the extended research period in the total amount of $1,140.Therefore the company deleted amount of $ 760 from it research and development expenses that were accumulated in the past.

b) Past due amount of $240 for the initial research period plus interest of $32 owed by the Company to Ramot was converted into 1,120,000 shares of common stock on December 30,2010. Ramot shall deposit the shares with a broker and shall sell the shares in the free market after 185 days from the issuance day.

In the event that the total proceeds generated by sales of the shares are less than $120 on or prior to September 30, 2010 ("September Payment"), then on such date the Company shall pay to Ramot the difference between the aggregate proceeds that have been received by Ramot up to such date, and $120. In the event that the total proceeds generated by sales of the shares on December 31,2010, together with the September 30, 2010 payment, are less than $240 on or prior to December 31, 2010, then on such date the Company shall pay to Ramot the difference between the proceeds that Ramot has received from sales of the shares up to such date together with the September Payment (if any) that has been transferred to Ramot up to such date, and $240.

Related compensation in the amount of $51 was recorded as research and development expenses.

NOTE 4 - CONSULTING AGREEMENTS

A. On July 8, 2004, the Company entered into two consulting agreements with Prof. Eldad Melamed and Prof. Daniel Offen (together, the "Consultants"), upon which the Consultants shall provide the Company scientific and medical consulting services in consideration for a monthly payment of $6 each. In addition, the Company granted each of the Consultants, a fully vested warrant to purchase 1,097,215 shares of Common Stock at an exercise price of $0.01 per share. The warrants issued pursuant to the agreement were issued to the Consultants effective as of November 4, 2004. Each of the warrants is exercisable for a seven-year period beginning on November 4, 2005.

B. As of December 31, 2009, the Company has a total obligation of $370 for services rendered by the Consultants.

NOTE 5 - ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2009	2008
Government authorities	14	12
Prepaid expenses	72	9
	86	21

U.S. dollars in thousands **(except share data)**

NOTE 6 - PROPERTY AND EQUIPMENT

	December 31, 2009	December 31, 2008
Cost:		
Office furniture and equipment	9	9
Computer software and electronic equipment	101	101
Laboratory equipment	347	347
Leasehold improvements	655	655
	1,112	1,112
Accumulated depreciation:		
Office furniture and equipment	3	2
Computer software and electronic equipment	84	64
Laboratory equipment	128	95
Leasehold improvements	322	208
	537	369
Depreciated cost	575	743

Depreciation expenses for the year ended December 31, 2009 and December 31, 2008 were $168, and $151 respectively.

NOTE 7 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31, 2009	December 31, 2008
Employee and payroll accruals	404	176
Ramot accrued expenses	-	475
Accrued expenses	992	1,021
Other	22	-
	1,418	1,672

NOTE 8 - SHORT-TERM CONVERTIBLE NOTE

On December 13, 2009, the Company issued a $135 Convertible Promissory Note to it legal advisor for $217 legal fee accrued through October 31, 2009. Interest on the note accrues at the rate of 4%. The legal advisor has the right at any time to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock based on the five day average closing stock price prior to conversion election.

The gap between the amount the company owed to legal advisor and the principal of the convertible Promissory Note in amount of $82 deducted from general and administrative expenses.

On February 19, 2010, the legal advisor elected to convert the entire accrued principal and interest into shares of Common Stock (See note15 g.)

U.S. dollars in thousands **(except share data)**

NOTE 9 - SHORT-TERM CONVERTIBLE LOANS

A. On December 12, 2006, the Company issued a $200 Convertible Promissory Note to a third party. Interest on the note accrues at the rate of 8% per annum and was due and payable in full on December 31, 2007. The note could become immediately due and payable upon the occurrence of certain events of default, as defined in the note. The third party had the right at any time prior to the close of business on the maturity date to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock. The conversion price, as defined in the note, was 75% (60% upon the occurrence of an event of default) of the average of the last bid and ask price of the Common Stock as quoted on the Over-the-Counter Bulletin Board for the five trading days prior to the Company's receipt of the third party written notice of election to convert, but in no event will the conversion price be greater than $0.35 or more than 4,000,000 shares of Common Stock be issued. The conversion price will be adjusted in the event of a stock dividend, subdivision, combination or stock split of the outstanding shares.

In addition, the Company granted to the third party warrants to purchase 200,000 shares of Common Stock at an exercise price of $0.45 per share. The warrants are fully vested and exercisable at any time after December 2006 until the second anniversary of the issue date. The fair value of the warrants amounts to $23.

The Company agreed to pay a finder's fee of 10% of the loan. The finder's fee totaling $20 was charged to deferred charges and is amortized as financial expense over the note period.

In accordance with ASC 470-20 (formerly APB 14), the Company allocated the proceeds of the convertible note issued with detachable warrants based on the relative fair values of the two securities at the time of issuance. As a result, the Company recorded in its statement of changes in stockholders' equity an amount of $12 with respect to the warrants and the convertible note was recorded in the amount of $188.

On February 21, 2008, the third party converted the entire accrued principal and interest into 619,523 shares of Common Stock.

B. On March 5, 2007, the Company issued a $150 Convertible Promissory Note to a third party. Interest on the note accrues at the rate of 8% per annum for the first year and 10% per annum afterward .The note will become immediately due and payable upon the occurrence of certain events of default, as defined in the note. The third party has the right at any time prior to the close of business on the maturity date to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock. The conversion price, as defined in the note, will be 75% (60% upon the occurrence of an event of default) of the average of the last bid and ask price of the Common Stock as quoted on the Over-the-Counter Bulletin Board for the five trading days prior to the Company's receipt of the third party written notice of election to convert, but in no event shall the conversion price be greater than $0.35 or more than 3,000,000 shares of Common Stock be issued. The conversion price will be adjusted in the event of a stock dividend, subdivision, combination or stock split of the outstanding shares.

In addition, the Company granted to the third party warrants to purchase 150,000 shares of Common Stock at an exercise price of $0.45 per share. The warrants are fully vested and are exercisable at any time after March 5, 2007 until the second anniversary of the issue date. The fair value of the warrants is $43.

In accordance with ASC 470-20, the Company allocated the proceeds of the convertible note issued with detachable warrants based on the relative fair values of the two securities at the time of issuance. As a result, the Company recorded in its statement of changes in stockholders' equity for 2007 an amount of $22 with respect to the warrants and the convertible note was recorded in the amount of $128.

The Company agreed to pay a finder's fee of $15; $13 was allocated to deferred charges and is amortized as financial expense over the note period and $2 was allocated to stockholder's equity.

The BCF, in the amount of $122, embedded in the note was calculated based on a conversion rate of 60%, as defined upon the occurrence of an event of default and according to the notes' effective conversion price. The amount was recorded as discount on the note against additional paid-in capital and is amortized to financial expense over the note period.

The company has not paid the loan on the original maturity date, and is negotiating with the third party for payment terms.

U.S. dollars in thousands **(except share data)**

NOTE 9 - SHORT-TERM CONVERTIBLE LOANS (Cont.)

B. (Cont.)

The balance of the convertible loan is comprised as follows:

	December 31,	
	2009	**2008**
Note	150	150
Accrued interest	39	22
	189	172

On January 27, 2010, the third party converted the entire accrued principal and interest into Shares of Common Stock. (See note 15b)

C. On April 10, 2007, the Company issued a $25 Convertible Promissory Note to a third party. Interest on the note accrues at the rate of 8% per annum and is due and payable in full on April 10, 2008. The note became immediately due and payable upon the occurrence of certain events of default, as defined in the note. The third party has the right at any time prior to the close of business on the maturity date to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock. The conversion price, as defined in the note, will be 75% (60% upon the occurrence of an event of default) of the average of the last bid and ask price of the Common Stock as quoted on the Over-the-Counter Bulletin Board for the five trading days prior to the Company's receipt of the third party written notice of election to convert, but in no event shall the conversion price be greater than $0.35 or more than 1,000,000 shares of Common Stock be issued. The conversion price will be adjusted in the event of a stock dividend, subdivision, combination or stock split of the outstanding shares.

In addition, the Company granted to the third party warrants to purchase 25,000 of Common Stock at an exercise price of $0.45 per share. The warrants are fully vested and are exercisable at any time after April 10, 2007, until the second anniversary of the issue date. The fair value of the warrants is $6.

In accordance with ASC 470-20, the Company allocated the proceeds of the convertible note issued with detachable warrants based on the relative fair values of the two securities at the time of issuance. As a result, the Company recorded in its statement of changes in stockholders' equity an amount of $4 with respect to the warrants and the convertible note was recorded in the amount of $21.

The BCF, in the amount of $12, embedded in the note was calculated based on a conversion rate of 75% and according to the notes' effective conversion price. The amount was recorded as discount on the note against additional paid-in capital and is amortized to financial expense over the note period.

On February 18, 2008, the third party converted the entire accrued principal and interest amount of $27 into 75,937 shares of Common Stock.

D. On July 3, 2007, the Company issued a $30 Convertible Promissory Note to a third party. Interest on the note accrues at the rate of 8% per annum and is due and payable in full on July 3, 2008. The note became immediately due and payable upon the occurrence of certain events of default, as defined in the note. The third party had the right at any time prior to the close of business on July 3, 2008 to convert all or part of the outstanding principal and interest amount of the note into shares of Common Stock. The conversion price, as defined in the note, will be 75% (60% upon the occurrence of an event of default) of the average of the last bid and ask price of the Common Stock as quoted on the Over-the-Counter Bulletin Board for the five trading days prior to the Company's receipt of the third party written notice of election to convert, but in no event shall the conversion price be greater than $0.35 or more than 1,000,000 shares of Common Stock be issued. The conversion price will be adjusted in the event of a stock dividend, subdivision, combination or stock split of the outstanding shares.

U.S. dollars in thousands **(except share data)**

NOTE 9 - SHORT-TERM CONVERTIBLE LOANS (Cont.)

D. (Cont.)

In addition, the Company granted to the third party warrants to purchase 30,000 shares of Common Stock at an exercise price of $0.45 per share. The warrants are fully vested and are exercisable at any time after July 3, 2007 until the second anniversary of the issue date. The fair value of the warrants is $12.

In accordance with ASC 470-20, the Company allocated the proceeds of the convertible note issued with detachable warrants based on the relative fair values of the two securities at the time of issuance. As a result, the Company recorded in its statement of changes in stockholders' equity an amount of $5 with respect to the warrants and the convertible note was recorded in the amount of $25.

The BCF, in the amount of $15, embedded in the note was calculated based on a conversion rate of 75% and according to the notes' effective conversion price. The amount was recorded as discount on the note against additional paid-in capital and is amortized to financial expense over the note period.

On June 5, 2008, the third party converted the entire accrued principal and interest amount of $32 into 92,008 shares of Common Stock.

E. On September 10, 2007, the Company entered into a payment agreement with the lender with respect to the Convertible Promissory Notes issued during 2006.

Pursuant to the agreement, the Company agreed to pay the outstanding amount due under the Convertible Promissory Notes, plus any accrued interest and penalties, in accordance with the following schedule:

Payment date	Amount ($)
August 16, 2007	100
November 30, 2007	100
January 15, 2008	175
February 28, 2008	175
April 30, 2008	175
June 30, 2008	175
August 31, 2008	175
November 30, 2008	175
January 31, 2009	200

The lender, then, agreed that upon payment of the foregoing amounts in accordance with the foregoing schedule, all of the Company's outstanding obligations owed to the lender under the Convertible Promissory Notes will be satisfied in full. The lender also waived any breach or default that may have arisen prior to the date of the agreement from the failure of the Company to make payments under any of the Convertible Promissory Notes. In addition, the lender waived his conversion rights.

According to the provisions of ASC 470-60-55 (formerly EITF 02-4), the modification of terms of the convertible loans payments is in the scope of ASC 310-40-15 (formerly FASB No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings"). According to the payment agreement, the carrying amount of the loan is not in excess of total future payments and, therefore, in accordance with ASC 310-40-15, no gain or loss is recognized.

U.S. dollars in thousands **(except share data)**

NOTE 9 - SHORT-TERM CONVERTIBLE LOANS (Cont.)

E. (Cont.)

On April 13, 2008, the Company entered into a new agreement with a lender which the lender agreed to partially defer and partially convert to the Company's Common Stock the payment of $1,250 owed by the Company to the lender, in that day, based on the above payment agreement between the two parties..
Pursuant to the new agreement, the Company agreed to pay $250 of the Debt in accordance with the following schedule:

Payment Date	Amount ($)
May 30, 2008	50
July 31, 2008	50
September 30, 2008	50
December 31, 2008	50
February 28, 2009	50

In addition, the Company issued 2,857,142 shares of common stock to the lender in lieu of the repayment of $1,000 of the Debt.

The lender agreed that upon payment of the foregoing amounts in accordance with the foregoing schedule and the receipt of the stock grant, all of the Company's ,then , outstanding obligations owed to the lender under the notes will be satisfied in full. The lender also waived any breach or default that may have arisen prior to the date of the new agreement from the failure of the Company to make payments to the lender under any of past agreements.

The Company paid to the lender the first payment of $50 and on April 6, 2009 the Company and the lender agreed to convert the entire remaining debt of $200 to 2,500,000 restricted shares of common stock.

Since the outcome of the issuance of the shares was to relieve the debtor from its obligation, based on guidance in ASC 860-10 (formerly FASB No 140) "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities" the Company derecognized the liability with the difference recognized in earning.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

A. On December 1, 2004, the Israeli subsidiary entered into a lease agreement for the lease of its facilities. The term of the lease is 36 months, with two options to extend: one for an additional 24 months (the "First Option"); and one for an additional 36 months (the "Second Option"). Rent is to be paid on a quarterly basis in the following amounts: (i) NIS 17,965 (approximately $5) per month during the first 12 months of the lease; (ii) NIS 19,527 (approximately $5) per month during the following 24 months of the lease; (iii) NIS 22,317 (approximately $6) per month during the First Option period; and (iv) NIS 23,712 (approximately $6) per month during the Second Option period. As of December 31, 2009, the lease agreement and the first option has expired and the Israeli subsidiary has entered into the "second option".

On July 25, 2006 the Company entered into a lease agreement for the lease of it's office in the US at a monthly rate of $2.5.On February 6, 2008 the lessor agreed to waive any amount owed by the Company to the lessor and let the Company continue to occupy the office for no additional consideration. Therefore amount of $35 was deducted from expenses in the general and administrative expenses for the year ended December 31, 2008.

U.S. dollars in thousands **(except share data)**

NOTE 10 - COMMITMENTS AND CONTINGENCIES (Cont.)

A. (Cont.)

The facilities and vehicles of the Company and its subsidiary are rented under operating leases that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2009 are as follows:

Period ending December 31,	Facilities	Vehicles	Total
2010	100	27	127
2011	100	2	102
2012	100	-	100
	300	29	329

Total rent expenses for the year ended December 31, 2009 and 2008 were $94 and $70 respectively.

B. The Company's subsidiary gave a bank guarantee in the amount of $36 to secure its obligation under the facilities lease agreement. Accordingly, an amount of $ 36 was classified in the balance sheet for the year ended December 31,2008 as restricted cash.

In July 29, 2009 the lessor exercised his right and withdraw the amount under the bank guarantee from the bank.

C. On March 20, 2006, the Company entered into a Termination Agreement and General Release (the "Termination Agreement") with Dr. Yaffa Beck, the Company's former President and Chief Executive Officer who resigned her position as an officer and director of the Company on November 10, 2005.

Under the Termination Agreement, the Company and Dr. Beck agreed to terminate their employment relationship effective February 9, 2006. Pursuant to the Termination Agreement, the Company paid in 10 monthly installments beginning March 1, 2006 a total of $47 to Dr. Beck. In addition, as per the original terms of the grant, options previously granted to Dr. Beck to acquire 800,000 shares of Common Stock at an exercise price of $0.15 per share, which are fully vested, will be exercisable until February 9, 2010. All compensation expense related to such vested options was previously recorded in the statement of operations. All other options previously granted to Dr. Beck were forfeited. As a consequence, in the year ended March 31, 2006, of deferred stock compensation in the amount of $3,363, was eliminated against additional paid-in capital and compensation expense in the amount of $104 was reversed.

Such Termination Agreement settles all of Dr. Beck's claims against the Company. No further claims can be raised by either party following the signing of the Termination Agreement.

As of December 31, 2009, there is still an unpaid balance of $17 to Dr. Beck regarding this Termination Agreement.

D. Commitments to pay royalties to the Chief Scientist:

The Subsidiary obtained from the Chief Scientist of the State of Israel grants for participation in research and development for the years 2007, 2008 and 2009 and, in return, the Subsidiary is obligated to pay royalties amounting to 3% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of Libor per annum.
Through December 31, 2009, total grants obtained amounted to $926.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL

A. The rights of Common Stock are as follows:

Holders of Common Stock have the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company and the right to receive dividends, if declared.

The Common Stock is registered and publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. under the symbol BCLI.

B. Issuance of shares, warrants and options:

1. Private placements:

a) On June 24, 2004, the Company issued to investors 8,510,000 shares of Common Stock for total proceeds of $60 (net of $25 issuance expenses).

b) On February 23, 2005, the Company completed a private placement for sale of 1,894,808 units for total proceeds of $1,418. Each unit consists of one share of Common Stock and a three-year warrant to purchase one share of Common Stock at $2.50 per share. This private placement was consummated in three tranches which closed in October 2004, November 2004 and February 2005.

c) On May 12, 2005, the Company issued to an investor 186,875 shares of Common Stock for total proceeds of $149 at a price of $0.8 per share.

d) On July 27, 2005, the Company issued to investors 165,000 shares of Common Stock for total proceeds of $99 at a price of $0.6 per share.

e) On August 11, 2005, the Company signed a private placement agreement with investors for the sale of up to 1,250,000 units at a price of $0.8 per unit. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at $1.00 per share. The warrants are exercisable for a period of three years from issuance. On September 30, 2005, the Company sold 312,500 units for total net proceeds of $225. On December 7, 2005, the Company sold 187,500 units for total net proceeds of $135.

f) On July 2, 2007, the Company entered into an investment agreement, pursuant to which the Company agreed to sell up to 27,500,000 shares of Common Stock, for an aggregate subscription price of up to $5 million and warrants to purchase up to 30,250,000 shares of Common Stock. Separate closings of the purchase and sale of the shares and the warrants shall take place as follows:

Purchase date	Purchase price	Number of subscription shares	Number of warrant shares
August 30, 2007	$ 1,250	6,875,000	7,562,500
November 15, 2007	$ 750	4,125,000	4,537,500
February 15, 2008	$ 750	4,125,000	4,537,500
May 15, 2008	$ 750	4,125,000	4,537,500
July 30, 2008	$ 750	4,125,000	4,537,500
November 15, 2008	$ 750	4,125,000	4,537,500

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

1. Private placements: (Cont.)

f) (Cont.)

At each closing date, the Company shall deliver to the investor the number of shares and warrants, subject to customary closing conditions and the delivery of funds, described above. The warrants shall have the following exercise prices: (i) the first 10,083,333 warrants have an exercise price of $0.20 per share; (ii) the next 10,083,333 warrants will have an exercise price of $0.29 per share; and (iii) the final 10,083,334 warrants issued will have an exercise price of $0.36 per share. All warrants will expire on November 5, 2011.

On August 18, 2009, the Company entered into an amendment to the investment agreement with the investor as follows:

(a) The investor shall invest the remaining amount of the original investment agreement at price per share of $0.12 in monthly installments of not less then $50 starting August 1, 2009.

(b) The exercise price of the last 10,083,334 warrants will decrease from an exercise price of $0.36 per share to $0.29 per share.

(c) All warrants will expire on November 5, 2013 instead of November 5, 2011.

(d) The price per share of the investment agreement shall decreased from $0.1818 to $0.12, Therefore the Company shall adjust the number of Shares of Common Stock issuable pursuant the investment agreement retroactively and shall issue to the investor additional 9,916,667 Shares of Common Stock for past investment. On October 28, 2009, the 9,916,667 Shares of Common Stock were issued.

(e) The investor shall have the right to cease payments in the event that the price per share as of the closing on five consecutive trading days shall decrease to $0.05.

As of December 31, 2009, the investor completed payment of the first five installments and $259 of the sixth installment and the Company issued to the investor and its designees an aggregate of 29,166,667 shares of common stock and a warrant to purchase 10,083,333 shares of the Company's common stock at an exercise price of $0.20 per share and a warrant to purchase 15,629,167 shares of common stock at an exercise price of $0.29 per share. The warrants may be exercised at any time and expire on November 5, 2013.The Company shall issue to the investor additional 6,250,000 shares of common stock for the fifth installment that had already been paid.

In addition, the Company agreed to issue an aggregate of 1,250,000 shares of Common Stock to a related party as an introduction fee for the investment. The shares shall be issued pro rata to the funds received from the investor.

As of December 31, 2009, 875,000 shares of Common Stock had been issued as an introduction fee.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors:

a) Options to employees and directors:

On November 25, 2004, the Company's stockholders approved the 2004 Global Stock Option Plan and the Israeli Appendix thereto (which applies solely to participants who are residents of Israel) and on March 28, 2005, the Company's stockholders approved the 2005 U.S. Stock Option and Incentive Plan, and the reservation of 9,143,462 shares of Common Stock for issuance in the aggregate under these stock option plans.

On June 5, 2008, the Company's stockholders approved to amend and restate the Company's 2004 Global Share Option Plan and 2005 U.S. Stock Option and Incentive Plan to increase the number of shares of common stock available for issuance under these stock option plans in the aggregate by 5,000,000 shares.

Each option granted under the plans is exercisable until the earlier of ten years from the date of grant of the option or the expiration dates of the respective option plans. The 2004 and 2005 options plans will expire on November 25, 2014 and March 28, 2015, respectively. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over three or four years. Any options that are canceled or forfeited before expiration become available for future grants.

As of December 31, 2009, 3,766,684 options are available for future grants.

On May 27, 2005, the Company granted one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.75 per share. The options are fully vested and expire after 10 years.

On February 6, 2006, the Company entered into an amendment to the Company's option agreement with the Company's Chief Financial Officer. The amendment changes the exercise price of the 400,000 options granted to him on February 13, 2005 from $0.75 to $0.15 per share.

On May 2, 2006, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The options are fully vested and expire after 10 years. The compensation related to the options, in the amount of $48, was recorded as general and administrative expense.

On June 22, 2006, the Company entered into an amendment to the Company's option agreement with two of its employees. The amendment changes the exercise price of 270,000 options granted to them from $0.75 to $0.15 per share. The excess of the fair value resulting from the modification, in the amount of $2, was recorded as general and administration expense over the remaining vesting period of the option.

On September 17, 2006, the Company entered into an amendment to the Company's option agreement with one of its directors. The amendment changes the exercise price of 100,000 options granted to the director from $0.75 to $0.15 per share.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

a) Options to employees and directors: (cont.)

On March 21, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $43, was recorded as general and administrative expense.

On July 1, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $38, was recorded as general and administrative expense. On October 22, 2007, the Company and the director agreed to cancel and relinquish all the options which were granted on July 1, 2007.

On July 16, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $75, was recorded as general and administrative expense.

On August 27, 2007, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $84, was recorded as general and administrative expense.

On October 23, 2007, the Company granted to its CEO an option to purchase 1,000,000 shares of Common Stock at an exercise price of $0.87 per share. The option vests with respect to 1/6 of the option on each six month anniversary and expires after 10 years. The total compensation related to the option is $733, which is amortized over the vesting period as general and administrative expense.

On November 5, 2008, the Company entered into an amendment to the Company's option to purchase 1,000,000 shares of common stock agreement with the Company's CEO. The amendment changes the exercise price of the option from $0.87 to $0.15 per share. The compensation related the modification of the purchase price in the amount of $4 was recorded as general and administrative expense.

On June 29, 2009, the Company granted to its CEO and director an option to purchase 1,000,000 shares of Common Stock at an exercise price of $0.067 per share. The option vests with respect to 1/3 of the option on each year anniversary and expires after 10 years. The total compensation related to the option is $68, which is amortized over the vesting period as general and administrative expense.

On June 29, 2009, the Company granted to its CFO an option to purchase 200,000 shares of Common Stock at an exercise price of $0.067 per share. The option vests with respect to 1/3 of the option on each year anniversary and expires after 10 years. The total compensation related to the option is $8, which is amortized over the vesting period as general and administrative expense.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

a) Options to employees and directors: (cont.)

On August 31, 2009, the Company granted to two of its directors an option to purchase 100,000 shares of Common Stock for each of them at an exercise price of $0.15 per share. The option vests with respect to 1/3 of the option on each year anniversary and expires after 10 years. The total compensation related to the option is $32, which is amortized over the vesting period as general and administrative expense.

On December 13, 2009, the Company granted to one of its directors an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share. The option is fully vested and is exercisable for a period of 10 years. The compensation related to the option, in the amount of $21, was recorded as general and administrative expense.

A summary of the Company's option activity related to options to employees and directors, and related information is as follows:

	Year ended December 31, 2009		
	Amount of options	Weighted average exercise price	Aggregate intrinsic value
		$	$
Outstanding at beginning of period	5,433,361	0.244	-
Granted	1,650,000	0.082	
Exercised	-	-	
Cancelled	(595,000)	0.419	
Outstanding at end of period	6,488,361	0.187	704,770
Vested and expected-to-vest at end of period	4,501,417	0.222	385,553

	Year ended December 31, 2008		
	Amount of options	Weighted average exercise price	Aggregate intrinsic value
		$	$
Outstanding at beginning of period	5,280,760	0.372	-
Granted	170,000	0.49	
Exercised	(17,399)	0.15	
Cancelled	-	-	
Outstanding at end of period	5,433,361	*0.244	-
Vested and expected-to-vest at end of period	4,324,437	0.238	-

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

a) Options to employees and directors: (cont.)

*) During 2008, the Company extended the exercise period for some of it employees that were terminated. The extension was accounted for as modification in accordance with ASC 718-10. According to ASC 718-10, modifications are treated as an exchange of the original award, resulting in additional compensation expense based on the difference between the fair value of the new award and the original award immediately before modification. Applying modification accounting resulted in additional compensation expense for the year ended December 31, 2008, amounted to $6

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's shares on December 31, 2009 and 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009 and 2008.

The options outstanding as of December 31, 2008, have been separated into exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life	Options exercisable as of December 31, 2009
$		Years	
0.15	4,038,361	4.88	3,505,028
0.75	80,000	5.18	80,000
0.4	140,000	6.03	123,750
0.47	720,000	4.69	660,833
0.39	160,000	6.81	131,806
0.067	1,350,000	9.50	0
	6,488,361	5.90	4,501,417

Compensation expense recorded by the Company in respect of its stock-based employee compensation award in accordance with ASC 718-10 for the year ended December 31, 2009 and 2008 amounted to $402 and $731, respectively.

The fair value of the options is estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions used in the calculation:

	Year ended December 31, 2009	Year ended December 31, 2008
Expected volatility	140%-143%	112%-165%
Risk-free interest	0.47%-3.85%	0.37%-3.73%
Dividend yield	0%	0%
Expected life of up to (years)	0.2-10	1-10
Forfeiture rate		0

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

2. Share-based compensation to employees and to directors: (Cont.)

b) Restricted shares to directors:

On May 2, 2006, the Company issued to two of its directors 200,000 restricted shares of common stock (100,000 each). The restricted shares are subject to the Company's right to repurchase them at a purchase price of par value ($0.00005). The restrictions of the shares shall lapse in three annual and equal portions commencing with the grant date. The compensation related to the stocks issued amounted to $104, which will be amortized over the vesting period as general and administrative expenses.

On April 20, 2007, based on a board resolution dated March 21, 2007, the Company issued to its director 100,000 restricted shares of common stock. The restricted shares are subject to the Company's right to repurchase them at a purchase price of par value ($0.00005). The restrictions of the shares shall lapse in three annual and equal portions commencing with the grant date. The compensation related to the shares issued amounted to $47, which will be amortized over the vesting period as general and administrative expenses.

In addition, on April 20, 2007, based on a board resolution dated March 21, 2007, the Company issued to another director 100,000 restricted shares of common stock. The restricted shares are not subject to any right to repurchase, and the compensation related to the shares issued amounted to $47 was recorded as prepaid general and administrative expenses in the three months ended March 31, 2007.

On August 27, 2008 the Company issued to its director 960,000 shares of common stock upon a cashless exercise by a shareholder of a warrant to purchase 1,000,000 shares of Common Stock at an exercise price of $.01 per share that was acquired by the shareholder from Ramot. The shares were allocated to the director by the shareholder.

3. Shares and warrants to service providers:

The Company accounts for shares and warrant grants issued to non-employees using the guidance of ASC 718-10, "Accounting for Stock-Based Compensation" and EITTF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," whereby the fair value of such option and warrant grants is determined using a Black-Scholes options pricing model at the earlier of the date at which the non-employee's performance is completed or a performance commitment is reached.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

a) Warrants:

Issuance date	Number of warrants issued	Exercised	Forfeited	Outstanding	Exercise Price $	Warrants exercisable	Exercisable through
November 2004	12,800,845	6,508,708	144,724	6,147,413	0.01	6,147,413	November 2012
December 2004	1,800,000	1,800,000		-	0.00005	—	-
February 2005	1,894,808		1,894,808		2.5	-	
May 2005	47,500			47,500	1.62	47,500	May 2010
June 2005	30,000			30,000	0.75	30,000	June 2010
August 2005	70,000		70,000	-	0.15	-	-
September 2005	3,000	3,000		-	0.15	-	-
September 2005	36,000			36,000	0.75	36,000	September 2010
September-December 2005	500,000		500,000		1	-	-
December 2005	20,000	20,000		-	0.15	-	-
December 2005	457,163			457,163	0.15	457,163	July 2010
February 2006	230,000			230,000	0.65	230,000	February 2016
February 2006	40,000			40,000	1.5	40,000	February 2011
February 2006	8,000			8,000	0.15	8,000	February 2011
February 2006	189,000	97,696	91,304	-	0.5	-	-
May 2006	50,000			50,000	0.0005	50,000	May 2016
May -December 2006	48,000			48,000	0.35	48,000	May - December 2011
May -December 2006	48,000			48,000	0.75	48,000	May - December 2011
May 2006	200,000			200,000	1	200,000	May 2011
June 2006	24,000			24,000	0.15	24,000	June 2011
May 2006	19,355			19,355	0.15	19,355	May 2011
October 2006	630,000	630,000		-	0.3	-	-
December 2006	200,000		200,000	-	0.45	-	-
March 2007	200,000			200,000	0.47	200,000	March 2012
March 2007	500,000			500,000	0.47	458,333	March 2017
March 2007	50,000			50,000	0.15	50,000	March 2010
March 2007	15,000			15,000	0.15	15,000	February 2012
February 2007	50,000		50,000	-	0.45	-	-
March 2007	225,000		225,000	-	0.45	-	-
March 2007	50,000			50,000	0.45	50,000	March 2010
April 2007	33,300		25,000	8,300	0.45	8,300	April 2010
May 2007	250,000		250,000	-	0.45	-	-
July 2007	500,000			500,000	0.39	402,778	July 2017
September 2007	500,000			500,000	0.15	500,000	August 2017
August 2007	7,562,500			7,562,500	0.2	7,562,500	November 2013
July 2007	30,000		30,000	-	0.45	-	-
July 2007	100,000			100,000	0.45	100,000	July 2010
October 2007	200,000			200,000	0.15	200,000	August-October 2017
November 2007	2,520,833			2,520,833	0.20	2,520,833	November 2013
November 2007	2,016,667			2,016,667	0.29	2,016,667	November 2013
April 2008	4,537,500			4,537,500	0.29	4,537,500	November 2013
August 2008	3,529,166			3,529,166	0.29	3,529,166	November 2013
August 2008	1,008,333			1,008,333	0.36	1,008,333	November 2013
November 2008	100,000			100,000	0.15	100,000	September 2018
April 2009	200,000			200,000	0.1	-	April 2019
October 2009	200,000			200,000	0.067	-	October 2019
October 2009	4,537,500			4,537,500	0.29	4,537,500	November 2013
	48,261,470	9,059,404	3,480,836	35,721,230		35,182,342	

The fair value for the warrants to service providers was estimated on the date of grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for the year ended December 31, 2009 and December 31, 2008; weighted average volatility of 126%-165% and 108%, 93%-115%, respectively, risk free interest rates of 0.37%-2.12% and 3.3%-4.5%, respectively dividend yields of 0% and a weighted average life of the options of 1-9 and 6-.7 years, respectively.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

b) Shares:

On June 1 and June 4, 2004, the Company issued 40,000 and 150,000 shares of Common Stock for 12 months of filing services and legal and due-diligence services, respectively, with respect to a private placement. Compensation expense related to filing services, totaling $26, is amortized over a 12-month period. Compensation related to legal services, totaling $105 was recorded as equity issuance cost and had no effect on the statement of operations.

On July 1 and September 22, 2004, the Company issued 20,000 and 15,000 shares to a former director for financial services for the first and second quarters of 2004, respectively. Related compensation in the amount of $39 was recorded as general and administrative expense.

On February 10, 2005, the Company signed an agreement with one of its service providers according to which the Company issued the service provider 100,000 restricted shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan of the Company. The restricted shares are subject to the Company's right to repurchase them within one year of the grant date as follows: (i) in the event that the service provider breaches his obligations under the agreement, the Company shall have the right to repurchase the restricted shares at a purchase price equal to par value; and (ii) in the event that the service provider has not breached his obligations under the agreement, the Company shall have the right to repurchase the restricted shares at a purchase price equal to the then fair market value of the restricted shares.

In March and April 2005, the Company signed an agreement with four members of its Scientific Advisory Board according to which the Company issued to the members of the Scientific Advisory Board 400,000 restricted shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan (100,000 each). The restricted shares will be subject to the Company's right to repurchase them if the grantees cease to be members of the Company's Advisory Board for any reason. The restrictions of the shares shall lapse in three annual and equal portions commencing with the grant date.

In July 2005, the Company issued to its legal advisors 50,000 shares for legal services for 12 months. The compensation related to the shares in the amount of $37.5 was recorded as general and administrative expense.

In January 2006, the Company issued to two service providers 350,000 restricted shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan of the Company. The restricted shares are subject to the Company's right to repurchase them within 12 months from the grant date as follows: (i) in the event that the service providers breach their obligations under the agreement, the Company shall have the right to repurchase the restricted shares at a purchase price equal to the par value; and (ii) in the event that the service providers have not breached their obligations under the service agreements, the Company shall have the right to repurchase the restricted shares at a purchase price equal to the fair market value of the restricted shares. Related compensation in the amount of $23 was recorded as general and administrative expense.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

b) Shares: (Cont.)

On March 6, 2006, the Company issued to its legal advisor 34,904 shares of Common Stock. The shares are in lieu of $18.5 payable to the legal advisor. Related compensation in the amount of $18.5 was recorded as general and administrative expense.

On April 13, 2006, the Company issued to service providers 60,000 shares at a purchase price of $0.00005 par value under the U.S Stock Option and Incentive Plan of the Company. Related compensation in the amount of $25.8 was recorded as general and administrative expense.

On May 9, 2006, the Company issued to its legal advisor 65,374 shares of Common Stock in lieu of payment for legal services. Related compensation in the amount of $33 was recorded as general and administrative expense.

On June 7, 2006, the Company issued 50,000 shares of Common Stock for filing services for 12 months. Related compensation in the amount of $24.5 was recorded as general and administrative expense.

On May 5, 2006, the Company issued 200,000 shares to a finance consultant for his services. Related compensation in the amount of $102 was recorded as general and administrative expense.

On August 14, 2006, the Company issued 200,000 shares to a service provider. Related compensation in the amount of $68 was recorded as general and administrative expense.

On August 17, 2006, the Company issued 100,000 shares to a service provider. Related compensation in the amount of $35 was recorded as general and administrative expense.

On September 17, 2006, the Company issued to its legal advisor 231,851 shares of Common Stock. The shares are in lieu of $63 payable to the legal advisor.

During April 1 and September 30, 2006, the Company issued to its business development advisor, based on an agreement, 240,000 shares of Common Stock. Related compensation in the amount of $74 was recorded as general and administrative expense.

On January 3, 2007, the Company issued to its legal advisor 176,327 shares of Common Stock. The shares are for the $45 payable to the legal advisor. Related compensation in the amount of $49 was recorded as general and administrative expense.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

b) Shares: (Cont.)

On April 12, 2007, the Company issued to its filing and printing service providers 80,000 shares of Common Stock. The shares issued are for the $15 payable to the service provider. Related compensation in the amount of $30 was recorded as general and administrative expense. In addition, the Company is obligated to issue the filing and printing service providers additional shares, in the event that the total value of the shares previously issued (as quoted on the Over-the-Counter Bulletin Board or such other exchange where the Common Stock is quoted or listed) is less than $0.20, on March 20, 2008. In no event shall the Company issue more than 30,000 additional shares to the service providers. As a result, the Company recorded a liability in the amount of $20.

On April 12, 2007, the Company issued to its legal advisor 108,511 shares of Common Stock. The shares are for $29 payable to the legal advisor. Related compensation in the amount of $40 was recorded as general and administrative expense.

On May 18, 2007, the Company issued to its legal advisor 99,257 shares of Common Stock. The shares are for $33, payable to the legal advisor. Related compensation in the amount of $33 was recorded as general and administrative expense.

On October 29, 2007, the Company issued to a scientific advisory board member 80,000 shares of the Company's Common Stock for scientific services. Compensation of $67 was recorded as research and development expense.

On May 20, 2008, the Company issued to its finance advisor 90,000 shares of the Company's common stock. The shares are for $35 payable to the finance advisor for introduction fee of past convertible loans. Related compensation in the amount of $36 is recorded as finance expenses.

On April 5, 2009, the Company issued to its Chief Technology Advisor 1,800,000 shares of Common Stock. The shares are for $180 payable to the advisor., Related compensation in the amount of $144 was recorded as research and development expense.

On June 24, 2009, the Company issued to its public relation advisor 250,000 shares of Common Stock. The shares are for $25 payable to the advisor. Related compensation in the amount of $18 was recorded as general and administrative expense.

On July 8, 2009, the Company issued to its finance consultant 285,714 shares of the Company's Common Stock. The shares are for $20 payable to the finance consultant for valuation of options and warrants. Related compensation in the amount of $20 is recorded as general and administrative expense.

On July 15, 2009, the Company issued to its service provider 357,142 shares of the Company's common stock. The shares are for $25 payable to the service provider for filing services. Related compensation in the amount of $21 is recorded as general and administrative expense.

U.S. dollars in thousands **(except share data)**

NOTE 11 - STOCK CAPITAL (Cont.)

B. Issuance of shares, warrants and options: (Cont.)

3. Shares and warrants to service providers: (Cont.)

b) Shares: (Cont.)

On August 10, 2009, the Company issued to its service provider 71,428 shares of the Company's Common Stock. The shares are for $5 payable to the service provider for IT services. Related compensation in the amount of $4 is recorded as general and administrative expense.

On October 1, 2009, the Company issued to its service provider 150,000 shares of the Company's Common Stock. The shares are for financial and investor relation services done by the provider. Related compensation in the amount of $51 is recorded as general and administrative expense.

On October 2, 2009, the Company issued to its service provider 1,250,000 shares of the Company's Common Stock. The shares are for investor and public relation services. Related compensation in the amount of $400 is recorded as general and administrative expense.

On December 30, 2009, the Company issued to Ramot 1,120,000 shares of the Company's Common Stock (see note 3).

A summary of the Company's stock awards activity related to shares issued to service providers and related information is as follows:

	Year ended December 31,		Year ended December 31,	
	2009		2008	
	Amount of shares	Weighted average issue price	Amount of shares	Weighted average issue price
		$		$
Outstanding at beginning of period	2,941,224	0.85	2,851,224	0.86
Issued	5,284,284	0.18	90,000	0.40
Outstanding at end of period	8,225,508	0.26	2,941,224	0.85

c) Stock-based compensation recorded by the Company in respect of shares and warrants granted to service providers amounted to $776 and $13 for the year ended December 31, 2009 and 2008, respectively.

The total stock-based compensation expense, related to shares, options and warrants granted to employees and service providers, was comprised, at each period, as follows:

	Year ended December 31,		Period from September 22, 2000 (inception date) through December 31,
	2009	2008	2009
Research and development	289	219	16,914
General and administrative	895	509	8,483
Financial expenses, net	-	36	56
Total stock-based compensation expense	1,184	764	25,453

U.S. dollars in thousands **(except share data)**

NOTE 12 - RESEARCH AND DEVELOPMENT ,NET

	December 31,		Period from September 22, 2000 (inception date) through December 31,
	2009	2008	2009
Research and development	1,069	2,097	23,371
Less : Ramot reverse accruals (See Note 3)	(760)	-	(760)
Less : Participation by the Israeli Office of the Chief Scientist	(128)	(458)	(926)
	181	1,639	21,685

NOTE 13 - TAXES ON INCOME

A. Tax rates applicable to the income of the subsidiary:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

B. Tax laws applicable to the income of the Subsidiary:

The Law for the Encouragement of Capital Investments, 1959 ("the Law"):

According to the Law, BCT is entitled to various tax benefits by virtue of "beneficiary enterprise" status granted, as defined by this Law.
In March 2005, the Israeli Parliament passed the Arrangements Law for fiscal year 2005, which includes a broad and comprehensive amendment to the provisions of the above Law ("Amendment No. 60 to the Law").

The principal benefits by virtue of the Law are:

Tax benefits and reduced tax rates under the Alternative Track of Benefits:

The Company is tax exempt for a benefit period of two years and in the five/eight subsequent years of the benefit period is subject to a reduced tax rate of 10%-25%.

C. Changes in the tax laws applicable to the income of the Subsidiary:

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law beginning in 2008 and thereafter. Beginning in 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

U.S. dollars in thousands **(except share data)**

NOTE 13 - TAXES ON INCOME (Cont.)

D. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,	
	2009	2008
Operating loss carryforward	30,206	29,316
Net deferred tax asset before valuation allowance	12,858	13,192
Valuation allowance	(12,858)	(13,192)
Net deferred tax asset	-	-

As of December 31, 2009, the Company has provided valuation allowances of $12,858 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

E. Available carryforward tax losses:

As of December 31, 2009, the Company has an accumulated tax loss carryforward of approximately $11,426. Carryforward tax losses in the U.S. can be carried forward and offset against taxable income in the future for a period of 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

F. Loss from continuing operations, before taxes on income, consists of the following:

	Year ended December 31,	
	2009	2008
United States	(890)	(1,776)
Israel	(891)	(1,696)
	(1,781)	(3,472)

G. Due to the company cumulative losses the effect of ASC 740 as codified from ASC 740-10 (formerly FIN 48) are not material

H. BCT has not received final tax assessments since its incorporation.

U.S. dollars in thousands **(except share data)**

NOTE 14 - TRANSACTIONS WITH RELATED PARTIES

	Year ended December 31,	
	2009	2008
A. Fees and related benefits and compensation expenses in respect of options granted to a member of the Board who is a related party	27	23
B. Salary to the Company president which controls the company's main shareholder	-	59

C. As for transactions with Ramot, see Note 3.

NOTE 15 - SUBSEQUENT EVENTS

A. On January 25, 2010, the Company issued 1,250,000 units for total proceeds of $250 from private investor. Each unit consists of one share of Common Stock and a two-year warrant to purchase one share of Common Stock at $0.50 per share.

B. On January 27, 2010, a third party converted the entire accrued principle and interest of $150 Convertible Promissory Note granted on March 5, 2007 (See Note 9b) into 1,016,109 shares of Common Stock

C. On February 17, 2010 the Company entered into a private investment agreement with three investors. The Company agreed to issue to the investors an aggregate of 6,000,000 shares of Common Stock (2,000,000 for each investor) and two years warrants to purchase an aggregate of 3,000,000 shares of Common Stock with an exercise price of $0.5 for an aggregate amount of $1,500.

D. On January 6, 2010, the Company issued to its service provider 60,000 shares of the Company's common stock. The shares are for $15 payable to the service provider for insurance and risk management consulting and agency services for three years.

E. On January 5 2010 the Company issued to its public relation advisors 50,000 shares of the Company's common stock for six months service. The issuance of the shares is part of the agreement with the public relation advisors that entitle to get a monthly grant of 8,333 shares of the Company's common stock .

F. On February 17,2010 BCT entered into agreement with Hadasit Medical Research Services and Development Ltd ("Hadasit") to conduct clinical trials in ALS patients. In connection with the trials BCT will pay Hadasit $38,190 per patient totaling up to $992,880 as well as $31,250 per month for rental and operation of clean room for a period of 11 months (including one free month rent)
In addition, the Company will issue to Hadasit warrants to purchase up to 1,500,000 restricted shares of Company's Common Stock at an exercise price of $0.001 per share, exercisable for a period of 5 years. The warrants shall vest over the course of the trials as follows: 500,000 upon enrolment of 1/3 of the patients; an additional 500,000 upon enrollment of all the patients and the final 500,000 upon completion of the study.

G. On February 19, 2010, the Company's legal advisor converted the entire accrued principal and interest of $135 Convertible Promissory Note granted on December 13, 2009 (See Note 8) into 402,385 shares of Common Stock.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective, as of the end of the period covered by this report, to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that the information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our management concluded that, as of December 31, 2009, our internal control over financial reporting was not effective.

A material weakness is a control deficiency, or combination of control deficiencies in internal control over financial reporting, that results in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected. Management identified the following material weakness in its assessment of the effectiveness of internal control over financial reporting as of December 31, 2009:

- The Company did not maintain effective controls over certain aspects of the financial reporting process because we lacked a sufficient complement of personnel with a level of accounting expertise and an adequate supervisory review structure that is commensurate with the Company's financial reporting requirements. Specifically, our Chief Financial Officer handles all the accounting issues of the Company alone as we terminated the Company's accountant as part of the downsizing of the Company's employee base.
- Due to the decrease in the Company's activities and limited cash resources, the Company manually inputs all purchase and order activities and confirmation process instead of via an ERP system.

Nevertheless, based on a number of factors, including the performance of additional procedures performed by management designed to ensure the reliability of our financial reporting, our Chief Executive Officer and Chief Financial Officer believe that the consolidated financial statements included with this annual report fairly present, in all material respects, our financial position, results of operations, and cash flows as of the dates, and for the periods, presented, in conformity with U.S. GAAP.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Management's Remediation Initiatives

Based on our financial condition and if we are able to raise sufficient funds, we plan to recruit new staff and develop policies and procedures for training of personnel or external advisers to verify that we have a sufficient number of personnel with knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting and U.S. GAAP requirements. Where necessary, we will supplement personnel with qualified external advisors. Additionally, where appropriate and if we have the resources, we plan to identify training on accounting principles and procedures that would benefit our accounting and finance personnel.

Internal Control Enhancements Implemented During the Fiscal Year Ended December 31, 2009

During the fiscal year ended December 31, 2009, we were unable to implement any enhancements to our internal control over financial reporting due to insufficient funds.

Inherent Limitations on Internal Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION.

On March 21, 2010, David Stolick, Chief Financial Officer of the Company, tendered his resignation to the Company in order to pursue other opportunities. Mr. Stolick and the Company agreed that Mr. Stolick's resignation will be effective as of April 6, 2010. The Company is currently searching for a successor to Mr. Stolick.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Except as set forth below, for information required by Item 10 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Code of Ethics

On May 27, 2005, our Board of Directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our Board of Directors, officers, employees, contractors, consultants and advisors. A copy of the Company's Code of Business Conduct and Ethics is posted on the Company's website at *www.brainstorm-cell.com.* We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Business Conduct and Ethics applicable to the Company's principal executive officer or its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions) by posting such information on our website.

Item 11. EXECUTIVE COMPENSATION

For information required by Item 11 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Except as set forth below, for information required by Item 12 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes certain information regarding our equity compensation plans as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	9,776,778(1)	$ 0.244	3,766,684(2)
Equity compensation plans not approved by security holders	0	0	0
Total	5,151,684(1)		3,766,684(2)

(1) Does not include 600,000 shares of restricted stock that the Company has issued pursuant to the 2005 U.S. Stock Option and Incentive Plan to scientific advisory board members, directors, service providers, and consultants.

(2) A total of 14,143,462 shares of our common stock was reserved for issuance in aggregate under the 2004 Global Share Option Plan and the 2005 U.S. Stock Option and Incentive Plan and the amendment in June 2008. Any awards granted under the 2004 Global Share Option Plan or the 2005 U.S. Stock Option and Incentive Plan will reduce the total number of shares available for future issuance under the other plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

For information required by Item 13 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

For information required by Item 14 see the Definitive Proxy Statement which will be filed with the Securities and Exchange Commission and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements.

The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this report.

Financial Statement Schedules.

All financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

Exhibits.

The exhibits listed in the Exhibit Index are filed with or incorporated by reference in this report.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSTORM CELL THERAPEUTICS INC.

Date: March 25, 2010

By: */s/ Rami Efrati*

Name: Rami Efrati
Title: Chief Executive Officer and director

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	*Title*	*Date*
/s/ Rami Efrati *Rami Efrati*	*Chief Executive Officer* and director *(Principal Executive Officer)*	*March 25, 2010*
/s/ David Stolick *David Stolick*	*Chief Financial Officer* *(Principal Financial and Accounting Officer)*	*March 25, 2010*
/s/ Irit Arbel *Irit Arbel*	*Director*	*March 25, 2010*
Jonathan C. Javitt	*Director*	*March __, 2010*
/s/ Moshe Lion *Moshe Lion*	*Director*	*March 25, 2010*
/s/ Robert Shorr *Robert Shorr*	*Director*	*March 24, 2010*
/s/ Malcolm Taub *Malcolm Taub*	*Director*	*March 24, 2010*

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 28, 2006, by and between Brainstorm Cell Therapeutics Inc., a Washington corporation, and Brainstorm Cell Therapeutics Inc., a Delaware corporation, is incorporated herein by reference to Appendix A of the Company's Definitive Schedule 14A dated November 20, 2006 (File No. 333-61610).
3.1	Certificate of Incorporation of Brainstorm Cell Therapeutics Inc., a Delaware corporation, is incorporated herein by reference to Appendix B of the Company's Definitive Schedule 14A dated November 20, 2006 (File No. 333-61610).
3.2	ByLaws of Brainstorm Cell Therapeutics Inc., a Delaware corporation, is incorporated herein by reference to Appendix C of the Company's Definitive Schedule 14A dated November 20, 2006 (File No. 333-61610).
3.3	Amendment No. 1 to ByLaws of Brainstorm Cell Therapeutics Inc., dated as of March 21, 2007, is incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated March 27, 2007 (File No. 333-61610).
10.1	Restricted Stock Purchase Agreement, dated as of April 28, 2003, by and between Irit Arbel and Michael Frankenberger is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8- K dated May 21, 2004 (File No. 333-61610).
10.2	Letter of Intent, dated as of April 30, 2004, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated May 21, 2004 (File No. 333-61610).
10.3	Research and License Agreement, dated as of July 8, 2004, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated July 8, 2004 (File No. 333-61610).
10.4	Research and License Agreement, dated as of March 30, 2006, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated March 30, 2006 (File No. 333-61610).
10.5	Amendment Agreement, dated as of May 23, 2006, to Research and License Agreement, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A dated March 30, 2006 (File No. 333-61610).
10.6	Form of Common Stock Purchase Warrant, dated as of November 4, 2004, issued pursuant to Research and License Agreement with Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 4.07 of the Company's Current Report on Form 8-K/A dated November 4, 2004 (File No. 333-61610).
10.7	Amendment Agreement, dated as of March 31, 2006, among the Company, Ramot at Tel Aviv University Ltd. and certain warrantholders is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated March 30, 2006 (File No. 333-61610).

10.8	Form of Common Stock Purchase Warrant, dated as of November 4, 2004, issued as a replacement warrant under the Amendment Agreement to Ramot at Tel Aviv University Ltd., is incorporated herein by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated March 30, 2006 (File No. 333-61610).
10.9	Second Amended and Restated Research and License Agreement, dated July 31, 2007, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2007 (File No. 333-61610).
10.10	Second Amended and Restated Registration Rights Agreement, dated August 1, 2007, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2007 (File No. 333-61610).
10.11	Waiver and Release, dated August 1, 2007, executed by Ramot at Tel Aviv University Ltd. in favor of the Company is incorporated herein by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2007 (File No. 333-61610).
10.12	Letter Agreement, dated December 24, 2009, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed December 31, 2009 (File No. 333-61610).
10.13	Amendment No. 1 to Second Amended and Restated Research and License Agreement, by and between the Company and Ramot at Tel Aviv University Ltd. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed Decembed 31, 2009 (File No. 333-61610).
10.14	Amended and Restated Registration Rights Agreement, dated as of March 31, 2006, by and between the Company and certain warrant holders is incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated March 30, 2006 (File No. 333-61610).
10.15	Consulting Agreement, dated as of July 8, 2004, by and between the Company and Prof. Eldad Melamed is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated July 8, 2004 (File No. 333-61610).
10.16	Consulting Agreement, dated as of July 8, 2004, by and between the Company and Dr. Daniel Offen is incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated July 8, 2004 (File No. 333-61610).
10.17	Form of Warrant to purchase common stock dated as of November 4, 2004 issued pursuant to consulting agreements with Prof. Eldad Melamed and Dr. Daniel Offen is incorporated herein by reference to Exhibit 4.08 of the Company's Current Report on Form 8-K/A dated November 4, 2004 (File No. 333-61610).
10.18	Common Stock Purchase Agreement, dated as of October 22, 2004, by and between the Company and certain buyers is incorporated herein by reference to Exhibit 10.03 of the Company's Current Report on Form 8-K dated October 22, 2004 (File No. 333-61610).
10.19	Subscription Agreement, dated as of October 22, 2004, by and between the Company and certain buyers is incorporated herein by reference to Exhibit 10.04 of the Company's Current Report on Form 8-K dated October 22, 2004 (File No. 333-61610).

10.20 Form of Class A Common Stock Purchase Warrant to purchase common stock for $1.50 per share, dated as of October 2004, issued to certain buyers pursuant to Common Stock Purchase Agreement with certain buyers is incorporated herein by reference to Exhibit 4.03 of the Company's Current Report on Form 8-K dated October 22, 2004 (File No. 333-61610).

10.21 Form of Class B Common Stock Purchase Warrant to purchase common stock for $2.50 per share, dated as of October 2004, issued to certain buyers pursuant to Common Stock Purchase Agreement with certain buyers is incorporated herein by reference to Exhibit 4.04 of the Company's Current Report on Form 8-K dated October 22, 2004 (File No. 333-61610).

10.22* Employment Agreement, dated as of November 8, 2004, by and between the Company and Dr. Yaffa Beck is incorporated herein by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated November 4, 2004 (File No. 333-61610).

10.23* Termination Agreement and General Release, dated as of March 20, 2006, by and between the Company and Dr. Yaffa Beck is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated March 20, 2006 (File No. 333-61610).

10.24* Employment Agreement, dated as of November 16, 2004, by and between the Company and Yoram Drucker is incorporated herein by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K dated November 16, 2004 (File No. 333-61610).

10.25* Termination Agreement, dated December 17, 2007, between the Registrant, Brainstorm Cell Therapeutics Ltd. and Yoram Drucker is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 17, 2007 (File No. 333-61610).

10.26 Consulting Agreement, dated as of December 23, 2004, by and between the Company and Malcolm E. Taub is incorporated herein by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K dated December 23, 2004 (File No. 333-61610).

10.27 Common Stock Purchase Warrant, dated as of December 23, 2004, issued to Malcolm E. Taub is incorporated herein by reference to Exhibit 4.5 of the Company's Current Report on Form 8-K dated December 23, 2004 (File No. 333-61610).

10.28 Consulting Agreement, dated as of December 23, 2004, by and between the Company and Ernest Muller is incorporated herein by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K dated December 23, 2004 (File No. 333-61610).

10.29 Common Stock Purchase Warrant, dated as of December 23, 2004, issued to Ernest Muller is incorporated herein by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K dated December 23, 2004 (File No. 333-61610).

10.30* Employment Agreement, dated as of January 16, 2005, by and between the Company and David Stolick is incorporated herein by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K dated January 16, 2005 (File No. 333-61610).

10.31* Employment Agreement, dated as of October 7, 2007, by and among Brainstorm Cell Therapeutics Ltd., the Company and Abraham Efrati is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A dated October 15, 2007 (File No. 333-61610).

10.32 Lease Agreement, dated as of December 1, 2004, among the Company, Petah Tikvah Science and Technology District 'A' Ltd., Petah Tikvah Science and Technology District 'B' Ltd. and Atzma and Partners Maccabim Investments Ltd. is incorporated herein by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-QSB dated December 31, 2004 (File No. 333-61610).

10.33 Form of Lock-up Agreement, dated as of March 21, 2005, by and between the Company and certain shareholders of the Company is incorporated herein by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K dated March 21, 2005 (File No. 333-61610).

10.34 Form of Lock-up Agreement, dated as of March 26, 2006, by and between the Company and certain shareholders of the Company is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated March 26, 2006 (File No. 333-61610).

10.35* Amended and Restated 2004 Global Share Option Plan is incorporated herein by reference to Exhibit A of the Company's Definitive Proxy Statement on Schedule 14A filed April 29, 2008 (File No. 333-61610).

10.36* Amended and Restated 2005 U.S. Stock Option and Incentive Plan is incorporated herein by reference to Exhibit B of the Company's Definitive Proxy Statement on Schedule 14A filed on April 29, 2008 (File No. 333-61610).

10.37* Option Agreement, dated as of December 31, 2004, by and between the Company and Yaffa Beck is incorporated herein by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K dated March 28, 2005 (File No. 333-61610).

10.38* Option Agreement, dated as of December 31, 2004, by and between the Company and Yoram Drucker is incorporated herein by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K dated March 28, 2005 (File No. 333-61610).

10.39* Option Agreement, dated as of December 31, 2004, by and between the Company and David Stolick is incorporated herein by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K dated March 28, 2005 (File No. 333-61610).

10.40* Amendment to Option Agreement, dated as of February 6, 2006, by and between the Company and David Stolick is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated February 6, 2006 (File No. 333-61610).

10.41 Common Stock Purchase Warrant, dated as of May 16, 2005, issued to Trout Capital LLC is incorporated herein by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2005 (File No. 333-61610).

10.42 Restricted Stock Award Agreement under 2005 U.S. Stock Option and Incentive Plan issued by the Company to Scientific Advisory Board Members in April, 2005 is incorporated herein by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-QSB dated June 30, 2005 (File No. 333-61610).

10.43 Form of Investor Questionnaire and Subscription Agreement, dated October 2005, by and between the Company and certain investors is incorporated herein by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K dated September 30, 2005 (File No. 333-61610).

10.44 Form of Common Stock Purchase Warrant to purchase common stock for $1.00 per share, dated as of September 2005, issued to certain investors pursuant to a private placement with certain investors is incorporated herein by reference to Exhibit 4.09 of the Company's Current Report on Form 8-K dated September 30, 2005 (File No. 333-61610).

10.45 Form of Investor Questionnaire and Subscription Agreement, dated December 2005, by and between the Company and certain investors is incorporated herein by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K dated December 7, 2005 (File No. 333-61610).

10.46 Form of Common Stock Purchase Warrant to purchase common stock for $1.00 per share, dated as of December 2005, issued to certain investors pursuant to a private placement with certain investors is incorporated herein by reference to Exhibit 4.10 of the Company's Current Report on Form 8-K dated December 7, 2005 (File No. 333-61610).

10.47 Convertible Promissory Note, dated as of February 7, 2006, issued by the Company to Vivian Shaltiel is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated February 6, 2006 (File No. 333-61610).

10.48 Convertible Promissory Note, dated as of June 5, 2006, issued by the Company to Vivian Shaltiel is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated June 5, 2006 (File No. 333-61610).

10.49 Amendment to Convertible Promissory Notes, dated as of June 13, 2006, by and between the Company and Vivian Shaltiel is incorporated herein by reference to Exhibit 10.42 of the Company's Annual Report on Form 10-KSB dated June 29, 2006 (File No. 333-61610).

10.50 Convertible Promissory Note, dated as of September 14, 2006, issued by the Company to Vivian Shaltiel is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated September 18, 2006 (File No. 333-61610).

10.51 Agreement, dated September 10, 2007, by and between the Company and Vivian Shaltiel is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 14, 2007 (File No. 333-61610).

10.52 Agreement, dated April 13, 2008, by and between the Company and Vivian Shaltiel is incorporated herein by reference to Exhibit 10.50 of the Company's Annual Report on Form 10-KSB filed on April 14, 2008 (File No. 333-61610).

10.53 Common Stock Purchase Warrant, dated as of October 3, 2006, issued by the Company to Double U Master Fund L.P. is incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-QSB dated November 14, 2006 (File No. 333-61610).

10.54 Convertible Promissory Note, dated as of December 13, 2006, issued by the Company to Eli Weinstein is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 19, 2006 (File No. 333-61610).

10.55 Common Stock Purchase Warrant, dated as of December 13, 2006, issued by the Company to Eli Weinstein is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 19, 2006 (File No. 333-61610).

10.56 Collaboration Agreement, dated as of December 26, 2006, by and between the Company and Fundacion para la Investigacion Medica Aplicada is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 23, 2007. (File No. 333-61610).

10.57 Convertible Promissory Note, dated as of March 5, 2007, issued by the Company to Eli Weinstein is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated March 12, 2007 (File No. 333-61610).

10.58	Common Stock Purchase Warrant, dated as of March 5, 2007, issued by the Company to Eli Weinstein is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated March 12, 2007 (File No. 333-61610).
10.59	8% Convertible Promissory Note, dated May 6, 2007, issued by the Company to ACCBT Corp. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated May 10, 2007 (File No. 333-61610).
10.60	Common Stock Purchase Warrant, dated May 6, 2007, issued by the Company to ACCBT Corp. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated May 10, 2007 (File No. 333-61610).
10.61	Subscription Agreement, dated July 2, 2007, by and between the Company and ACCBT Corp. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.62	Amendment to Subscription Agreement, dated as of July 31, 2009, by and between the Company and ACCBT Corp. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 24, 2009 (File No. 333-61610).
10.63	Form of Common Stock Purchase Warrant issued by the Company to ACCBT Corp. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.64	Form of Registration Rights Agreement by and between the Company and ACCBT Corp. is incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.65	Form of Security Holders Agreement, by and between ACCBT Corp. and certain security holders of the Registrant is incorporated herein by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on July 5, 2007 (File No. 333-61610).
10.66	Finder's Fee Agreement, dated as of October 29, 2007, by and between the Company and Tayside Trading Ltd. is incorporated herein by reference to Exhibit 10.63 of the Company's Annual Report on Form 10-KSB filed on April 14, 2008 (File No. 333-61610).
10.67	Subscription Agreement, dated January 24, 2010, by and between the Company and Reytalon Ltd. is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 1, 2010 (File No. 333-61610).
10.68	Common Stock Purchase Warrant, dated January 24, 2010, issued by the Company to Reytalon Ltd. is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on February 1, 2010 (File No. 333-61610).
10.69	Securities Purchase Agreement, dated as of February 17, 2010, by and between the Company and Abraham Suisse.
10.70	Securities Purchase Agreement, dated as of February 17, 2010, by and between the Company and Yaakov Ben Zaken.
10.71	Securities Purchase Agreement, dated as of February 17, 2010, by and between the Company and Abram Nanikashvili.

16.1	Letter from Kost Forer Gabbay & Kasierer to the Securities and Exchange Commission dated April 30, 2008 regarding change in certifying accountant of the Registrant is incorporated herein by reference to Exhibit 16.1 of the Company's Current Report on Form 8-K filed on April 30, 2008 (File No. 333-61610).
21	Subsidiaries of the Company is incorporated herein by reference to Exhibit 21 of the Company's Transition Report on Form 10-KSB filed on March 30, 2007 (File No. 333-61610).
23	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu.
31.1	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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* Management contract or compensatory plan or arrangement filed in response to Item 15(a)(3) of Form 10-K.